FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                     For the month of February 2004 (No. 2)

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 10556
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [_]     No [X]

     On February 2, 2004, we released our financial statements for the fiscal year ended December 31, 2003. Our consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, and the report thereon dated February 2, 2004 of our independent auditors Brightman Almagor & Co., are included in this report on Form 6-K.

     The consent of Brightman Almagor & Co. to the incorporation by reference of their report dated February 2, 2004 into effective registration statements previously filed by us under the Securities Act of 1933, is attached as Exhibit
23.1 to this Report.

     This Report on Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                            TOWER SEMICONDUCTOR LTD.
                                 AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2003

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS









                                                                         Page
                                                                         ----

         INDEPENDENT AUDITORS' REPORT                                     1

         BALANCE SHEETS                                                   2

         STATEMENTS OF OPERATIONS                                         3

         STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                    4

         STATEMENTS OF CASH FLOWS                                         5

         NOTES TO FINANCIAL STATEMENTS                                   6-48

                          INDEPENDENT AUDITORS' REPORT
                             TO THE SHAREHOLDERS OF
                            TOWER SEMICONDUCTOR LTD.


We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. (the "Company") and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and subsidiary as of December 31, 2003 and 2002, and the consolidated results of their operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003, in accordance with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of the latter on the financial position and results of operations as of the dates and for the years presented is summarized in Note 20.



Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 2, 2004

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                                                                    AS OF DECEMBER 31,
                                                                                           ----------------------------------
                                                                         NOTE                   2003               2002
                                                                       ---------           ---------------    ---------------
A S S E T S

    CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                                                           $     12,448       $      7,857
       SHORT-TERM INTEREST-BEARING DEPOSITS                                                          --             10,500
       CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS
          DESIGNATED FOR INVESTMENTS RELATING TO FAB 2                                           44,042             51,338
       TRADE ACCOUNTS RECEIVABLE (NET OF ALLOWANCE FOR
          DOUBTFUL ACCOUNTS OF $0 AND $155, RESPECTIVELY)                    15                  11,631              7,456
       OTHER RECEIVABLES                                                      3                  11,073             21,322
       INVENTORIES                                                            4                  19,382             10,201
       OTHER CURRENT ASSETS                                                                       1,729              1,407
                                                                                              ----------        -----------
             TOTAL CURRENT ASSETS                                                               100,305            110,081
                                                                                              ----------        -----------
    LONG-TERM INVESTMENTS
       LONG-TERM INTEREST-BEARING DEPOSITS
          DESIGNATED FOR INVESTMENTS RELATING TO FAB 2                                            4,848             11,893
       OTHER LONG-TERM INVESTMENT                                             5                   6,000              6,000
                                                                                             -----------        -----------
                                                                                                 10,848             17,893
                                                                                              ----------        -----------
    PROPERTY AND EQUIPMENT, NET                                               6                 568,412            493,074
                                                                                              ----------        -----------
    OTHER ASSETS, NET                                                         7                 108,770             95,213
                                                                                             ===========        ===========
             TOTAL ASSETS                                                                  $    788,335       $    716,261
                                                                                             ===========        ===========



LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       SHORT-TERM DEBT                                                        8            $         --       $      4,000
       TRADE ACCOUNTS PAYABLE                                                                    40,249             76,083
       OTHER CURRENT LIABILITIES                                              9                   9,564              8,071
                                                                                             -----------        -----------
             TOTAL CURRENT LIABILITIES                                                           49,813             88,154

    LONG-TERM DEBT                                                           10                 431,000            253,000

    CONVERTIBLE DEBENTURES                                                   11                  25,783             24,121

    OTHER LONG-TERM LIABILITIES                                              12                   5,935              5,406

    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                                               13A                 46,347             47,246
                                                                                             -----------        -----------
             TOTAL LIABILITIES                                                                  558,878            417,927
                                                                                              ----------        -----------
    SHAREHOLDERS' EQUITY
       ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
          150,000,000 AND 70,000,000 SHARES, RESPECTIVELY;
          ISSUED 52,996,097 AND 44,735,532 SHARES, RESPECTIVELY            13A, 14               13,150             11,294
       ADDITIONAL PAID-IN CAPITAL                                            13A                427,881            400,808
       PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                  13A                 16,428                 --
       SHAREHOLDER RECEIVABLES AND UNEARNED COMPENSATION                                            (26)               (53)
       ACCUMULATED DEFICIT                                                                     (218,904)          (104,643)
                                                                                             -----------        -----------
                                                                                                238,529            307,406
       TREASURY STOCK, AT COST - 1,300,000 SHARES                            14C                 (9,072)            (9,072)
                                                                                             -----------        -----------
             TOTAL SHAREHOLDERS' EQUITY                                                         229,457            298,334
                                                                                             ===========        ===========
             TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    $    788,335       $    716,261
                                                                                             ===========        ===========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)




                                                                                         Year ended December 31,
                                                                                         -----------------------
                                                                  Note                  2003             2002            2001
                                                                  ----                  ----             ----            ----
SALES                                                            13D, 15         $      61,368     $    51,801    $     52,372

COST OF SALES                                                     6A(4)                122,395          67,022          76,733
                                                                                 -------------     -----------    ------------
       GROSS LOSS                                                                      (61,027)        (15,221)        (24,361)
                                                                                 -------------     -----------    ------------
OPERATING COSTS AND EXPENSES

     RESEARCH AND DEVELOPMENT                                                           20,709          17,031           9,556
     MARKETING, GENERAL AND ADMINISTRATIVE                                              22,615          17,091          14,489
                                                                                 -------------     -----------    ------------
                                                                                        43,324          34,122          24,045
                                                                                 =============     ===========    ============
       OPERATING LOSS                                                                 (104,351)        (49,343)        (48,406)

FINANCING INCOME (EXPENSE), NET                                     16                  (9,826)         (2,104)          1,465

OTHER INCOME (EXPENSE), NET                                       5B, 5D                   (84)             45           8,419
                                                                                 -------------     -----------    ------------
             LOSS FOR THE YEAR                                                   $    (114,261)    $   (51,402)   $    (38,522)
                                                                                 =============     ===========    ============


BASIC LOSS PER ORDINARY SHARE

     LOSS PER SHARE                                                              $       (2.40)    $     (1.63)   $      (1.92)
                                                                                 =============     ===========    ============
     LOSS USED TO COMPUTE
        BASIC LOSS PER SHARE                                                     $    (114,114)    $   (51,402)    $   (38,459)
                                                                                 =============     ===========    ============
     WEIGHTED AVERAGE NUMBER OF ORDINARY
       SHARES OUTSTANDING - IN THOUSANDS                                                47,608          31,523         20,020
                                                                                 =============     ===========    ============


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                            TOWER SEMICONDUCTOR LTD.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)





                                                                                                            PROCEEDS       PROCEEDS
                                                                                         ADDITIONAL            ON        ON ACCOUNT
                                                            ORDINARY SHARES                PAID-IN          ACCOUNT OF     OF SHARE
                                                         SHARES          AMOUNT            CAPITAL          A WARRANT       CAPITAL
                                                       ----------       ---------       ------------        --------       ---------
     BALANCE - JANUARY 1, 2001                         13,562,606       $   4,404       $    144,538        $  9,990          $  --
ISSUANCE OF SHARES,
   NET OF RELATED COSTS                                11,930,675           2,850            147,798
EXERCISE OF A WARRANT                                     772,667             187              9,813          (9,990)
EXERCISE OF SHARE OPTIONS                                  31,154               7                265
CANCELLATION OF UNEARNED COMPENSATION
   IN RESPECT OF NON-VESTED OPTIONS, NET                                                         (15)
STOCK-BASED COMPENSATION RELATED TO THE
  FACILITY AGREEMENT WITH THE BANKS, NOTE 14B(5)                                               5,466
AMORTIZATION OF UNEARNED COMPENSATION
LOSS FOR THE YEAR
                                                       ----------       ---------       ------------        --------       ---------
     BALANCE - DECEMBER 31, 2001                       26,297,102       $   7,448       $    307,865        $  --             $  --

ISSUANCE OF SHARES,
   NET OF RELATED COSTS                                18,438,430           3,846             92,943
AMORTIZATION OF UNEARNED COMPENSATION
LOSS FOR THE YEAR
                                                       ----------       ---------       ------------        --------       ---------
     BALANCE - DECEMBER 31, 2002                       44,735,532       $  11,294       $    400,808        $  --             $  --


STOCK-BASED COMPENSATION RELATED TO
   THE FAB 2 CONSTRUCTOR                                                                         145
STOCK-BASED COMPENSATION RELATED TO THE
  FACILITY AGREEMENT WITH THE BANKS, NOTE 14B(5)                                               4,205
ISSUANCE OF SHARES,
   NET OF RELATED COSTS                                 8,260,565           1,856             22,723
PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                                                                          16,428
AMORTIZATION OF UNEARNED COMPENSATION
LOSS FOR THE YEAR
                                                       ----------       ---------       ------------        --------       ---------
     BALANCE - DECEMBER 31, 2003                       52,996,097       $  13,150       $    427,881          $   --       $  16,428
                                                       ==========       =========       ============        ========       =========



                                                     SHAREHOLDER
                                                     RECEIVABLES
                                                         AND
                                                      UNEARNED       ACCUMULATED        TREASURY
                                                    COMPENSATION       DEFICIT           STOCK             TOTAL
                                                       ------        -----------        --------        ------------
     BALANCE - JANUARY 1, 2001                         $ (493)       $   (14,719)       $ (9,072)       $    134,648
ISSUANCE OF SHARES,
   NET OF RELATED COSTS                                                                                      150,648
EXERCISE OF A WARRANT                                                                                             10
EXERCISE OF SHARE OPTIONS                                                                                        272
CANCELLATION OF UNEARNED COMPENSATION
   IN RESPECT OF NON-VESTED OPTIONS, NET                   15                                                     --
STOCK-BASED COMPENSATION RELATED TO THE
  FACILITY AGREEMENT WITH THE BANKS, NOTE 14B(5)                                                               5,466
AMORTIZATION OF UNEARNED COMPENSATION                     283                                                    283
LOSS FOR THE YEAR                                                        (38,522)                            (38,522)
                                                       ------        -----------        --------        ------------
     BALANCE - DECEMBER 31, 2001                       $ (195)       $   (53,241)       $ (9,072)       $    252,805

ISSUANCE OF SHARES,
   NET OF RELATED COSTS                                                                                       96,789
AMORTIZATION OF UNEARNED COMPENSATION                     142                                                    142
LOSS FOR THE YEAR                                                        (51,402)                            (51,402)
                                                       ------        -----------        --------        ------------
     BALANCE - DECEMBER 31, 2002                       $  (53)       $  (104,643)       $ (9,072)       $    298,334


STOCK-BASED COMPENSATION RELATED TO
   THE FAB 2 CONSTRUCTOR                                                                                         145
STOCK-BASED COMPENSATION RELATED TO THE
  FACILITY AGREEMENT WITH THE BANKS, NOTE 14B(5)                                                               4,205
ISSUANCE OF SHARES,
   NET OF RELATED COSTS                                                                                       24,579
PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                                                          16,428
AMORTIZATION OF UNEARNED COMPENSATION                      27                                                     27
LOSS FOR THE YEAR                                                       (114,261)                           (114,261)
                                                       ------        -----------        --------        ------------
     BALANCE - DECEMBER 31, 2003                       $  (26)       $  (218,904)       $ (9,072)       $    229,457
                                                       ======        ===========        ========        ============







SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          (dollars in thousands, except share data and per share data)


                                                                                                      Year ended December 31,
                                                                                                      -----------------------
                                                                                               2003          2002          2001
                                                                                           -----------   -----------  ------------
CASH FLOWS - OPERATING ACTIVITIES
   LOSS FOR THE YEAR                                                                       $  (114,261)  $   (51,402) $    (38,522)
   ADJUSTMENTS TO RECONCILE LOSS FOR THE YEAR
     TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
       INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
         DEPRECIATION AND AMORTIZATION                                                          54,611        18,821        21,721
         DEVALUATION OF CONVERTIBLE DEBENTURES                                                    (878)           --            --
         OTHER EXPENSE (INCOME), NET                                                                84           (45)       (8,419)
       CHANGES IN ASSETS AND LIABILITIES:
         DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE                                       (4,175)       (4,135)        8,602
         DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER CURRENT ASSETS                       1,264        (1,305)          649
         DECREASE (INCREASE) IN INVENTORIES                                                     (6,221)         (609)        8,402
         INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE                                             801         4,686        (5,190)
         INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES                                        1,467         2,764          (999)
         INCREASE IN OTHER LONG-TERM LIABILITIES                                                   529         2,822           105
                                                                                           -----------   -----------  ------------
                                                                                               (66,779)      (28,403)      (13,651)
         INCREASE (DECREASE) IN LONG-TERM LIABILITY
           IN RESPECT OF CUSTOMERS' ADVANCES                                                      (899)       29,336        17,910
                                                                                           -----------   -----------  ------------
           NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                 (67,678)          933         4,259
                                                                                           -----------   -----------  ------------
CASH FLOWS - INVESTING ACTIVITIES

   DECREASE (INCREASE) IN CASH, SHORT-TERM AND LONG-TERM INTEREST-BEARING
     DEPOSITS DESIGNATED FOR INVESTMENTS RELATING TO FAB 2                                      14,341       (59,683)       (3,548)
   INVESTMENTS IN PROPERTY AND EQUIPMENT                                                      (179,310)     (205,099)     (295,203)
   INVESTMENT GRANTS RECEIVED                                                                   33,811        40,481        56,454
   PROCEEDS FROM SALE OF EQUIPMENT                                                                 222            70           229
   INVESTMENTS IN OTHER ASSETS                                                                 (22,098)      (34,290)      (32,098)
   DECREASE (INCREASE) IN DEPOSITS, NET                                                         10,500          (456)       (1,599)
   PROCEEDS FROM SALE OF LONG-TERM INVESTMENTS                                                      --            --        11,050
                                                                                           -----------   -----------  ------------
           NET CASH USED IN INVESTING ACTIVITIES                                              (142,534)     (258,977)     (264,715)
                                                                                           -----------   -----------  ------------
CASH FLOWS - FINANCING ACTIVITIES

   PROCEEDS FROM ISSUANCE OF SHARES, NET                                                        24,375        96,751       152,586
   PROCEEDS FROM EXERCISE OF SHARE OPTIONS                                                          --            --           272
   PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                                         16,428            --            --
   PROCEEDS ON ACCOUNT OF AN EXERCISE OF A WARRANT                                                  --            --            10
   INCREASE (DECREASE) IN SHORT-TERM DEBT                                                           --       (10,000)       10,000
   REPAYMENT OF LONG-TERM DEBT                                                                 (13,000)       (4,000)      (15,064)
   PROCEEDS FROM LONG-TERM DEBT, NET IN CONNECTION WITH
     RE-BORROWING, NOTE 13A(6)                                                                 187,000            --            --
   PROCEEDS FROM LONG-TERM DEBT                                                                     --       142,000       122,000
   PROCEEDS FROM SALE OF SECURITIES, NET                                                            --        21,540            --
                                                                                           -----------   -----------  ------------
           NET CASH PROVIDED BY FINANCING ACTIVITIES                                           214,803       246,291       269,804
                                                                                           ===========   ===========  ============
       INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                          4,591       (11,753)        9,348
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                                    7,857        19,610        10,262
                                                                                           -----------   -----------  ------------
       CASH AND CASH EQUIVALENTS - END OF YEAR                                             $    12,448   $     7,857  $     19,610
                                                                                           ===========   ===========  ============
NON-CASH ACTIVITIES

   INVESTMENTS IN PROPERTY AND EQUIPMENT                                                   $    17,160   $    49,419  $     41,610
                                                                                           ===========   ===========  ============
   EXERCISE OF A WARRANT                                                                                              $      9,990
                                                                                                                      ============
   STOCK-BASED COMPENSATION RELATED TO
     THE FACILITY AGREEMENT WITH THE BANKS                                                 $     4,205                $      5,466
                                                                                           ===========                ============
   INVESTMENTS IN OTHER ASSETS                                                             $     3,153   $     4,304  $      4,357
                                                                                           ===========   ===========  ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

   CASH PAID DURING THE YEAR FOR CAPITALIZED AND EXPENSED INTEREST                         $    15,674   $    11,594  $      3,143
                                                                                           ===========   ===========  ============
   CASH PAID DURING THE YEAR FOR INCOME TAXES                                              $       239   $       151  $      1,819
                                                                                           ===========   ===========  ============


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL

     A.   DESCRIPTION OF BUSINESS

          Tower Semiconductor Ltd. (the "Company"), incorporated in Israel, commenced operations in March 1993. The Company is an independent wafer foundry dedicated to the manufacture of semiconductor integrated circuits on silicon wafers. The Company manufactures integrated circuits in geometries from 1.0 to 0.35 microns at its 150-millimeter fabrication facility ("Fab 1"), and 0.18 micron at its recently-constructed 200-millimeter fabrication facility ("Fab 2"). As a foundry, the Company manufactures wafers using its advanced technological capabilities and the proprietary integrated circuit designs of its customers.

          The industry in which the Company operates is characterized by wide fluctuations in supply and demand. Such industry is also characterized by the complexity and sensitivity of the manufacturing process, by high levels of fixed costs, and by the need for constant improvements in production technology.

          The Company's Ordinary Shares are traded on the Nasdaq National Market and in the Tel-Aviv Stock Exchange.

     B.   ESTABLISHMENT OF NEW FABRICATION FACILITY

          In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"), at an expected cost of approximately $1,500,000. Fab 2 is designed to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200-millimeter wafers. The Company has entered into several related agreements and other arrangements and completed public and rights offerings all in connection with Fab 2 to provide, as of the approval date of the financial statements, an aggregate of $1,220,000 of financing for Fab
          2. For further details concerning the related agreements, which were amended several times, see Note 13A.

          During the third quarter of 2003, in which Fab 2 was substantially completed, the Company begun commercial production and shipment of wafers to its customers utilizing the 0.18 micron process technology. With the commencement of Fab 2 operations, the Company begun to depreciate and amortize Fab 2 assets, as well as to expense most of the direct costs related to the construction and equipping of Fab 2 and to the transfer of the Fab 2 technology that had been previously capitalized. For further details concerning the depreciation and amortization of Fab 2 assets, see Note 6A.

          The Fab 2 project is a complex undertaking which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, risks and uncertainties, see Note 13A.

     C.   USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company's consolidated financial statements are presented in accordance with generally accepted accounting principles ("GAAP") in Israel. See Note 20 for the reconciliation of material differences between GAAP in Israel and in the United States of America.

     A.   PRINCIPLES OF CONSOLIDATION

          The Company's financial statements include the financial statements of the Company and its wholly-owned marketing subsidiary in the United States, after elimination of material inter-company transactions and balances. The effect of the subsidiary's operations on the Company's revenues and total assets was immaterial for the dates and periods presented.

     B.   CASH AND CASH EQUIVALENTS

          Cash and cash equivalents consist of deposits in banks and short-term investments (primarily time deposits and certificates of deposit) with original maturities of three months or less.

     C.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts is computed on the specific identification basis for accounts whose collectibility, in management's estimation, is uncertain.

     D.   INVENTORIES

          Inventories are stated at the lower of cost or market. Cost is determined for raw materials, spare parts and supplies on the basis of weighted moving average cost per unit. Cost is determined for work in process and finished goods on the basis of actual production costs.

     E.   LONG-TERM INVESTMENTS

          Long-term investments in other entities, over whose operating and financial policies the Company does not have the ability to exercise significant influence, are presented at cost.

     F.   PROPERTY AND EQUIPMENT

          (1) Property and equipment are presented at cost, including interest and other capitalizable costs. Capitalizable costs include only incremental direct costs that are identifiable with and related to the property and equipment and are incurred prior to its initial operation. Directly identifiable costs include incremental direct costs associated with acquiring, constructing, establishing and installing property and equipment (whether performed by others or by the Company); and costs directly related to preproduction test runs of property and equipment that are necessary to get them ready for their intended use. Those costs include payroll and payroll-related costs of employees who devote time and are dedicated solely to the acquiring, constructing, establishing and installing property and equipment. Allocation, when appropriate, of capitalizable direct costs is based on management's estimates and methodologies including time sheet inputs.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     F.   PROPERTY AND EQUIPMENT (cont.)

          (1)  (cont.)

               Cost is presented net of investment grants received or receivable, and less accumulated depreciation and amortization. The accrual for grants receivable is determined based on qualified investments made during the reporting period, provided that the primarily criteria for entitlement have been met.

               Depreciation is calculated based on the straight-line method over the estimated economic lives of the assets or terms of the related leases, as follows:

                Prepaid perpetual land lease and buildings           14-25 years
                Machinery and equipment                              5 years
                Transportation vehicles                              7 years

          (2) Impairment examinations and recognition are performed and determined based on the accounting policy outlined in P below.


     G.   OTHER ASSETS

          The cost of Fab 2 technologies presented in other assets includes the technology process cost, internal costs, mainly payroll-related costs of employees designated for integrating the technologies in the Company's facilities, and direct costs associated with implementing the technologies until the technologies are ready for their intended use. The costs in relation to Fab 2 technologies are amortized over the expected estimated economic life of the technologies. Amortization phases in commencing on the dates on which each of the Fab 2 manufacturing lines is ready for their intended use, and is based on the straight-line method over a four-year period.

          Deferred financing charges included in other assets in relation to funding the establishment of Fab 2, are being amortized over the lives of the borrowings based on the repayment schedule of such funding (in general, 6 to 8 years). During the establishment period of Fab 2, amortized deferred financing charges were capitalized to property and equipment. Commencing the third quarter of 2003, in which the building and infrastructures of Fab 2 were substantially completed and became ready for their intended use, and in which the initial ramp-up commenced, the deferred financing charges are being amortized to the financing expenses, net.

          Impairment examinations and recognition are performed and determined based on the accounting policy outlined in P below.


     H.   CONVERTIBLE DEBENTURES

          Convertible debentures, the conversion of which is not anticipated as of the balance-sheet date, are presented as long-term liabilities based on their terms as of such date, net of discount. See Note 20E for disclosure of convertible debentures in accordance with U.S. GAAP.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     I.   INCOME TAXES

          The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Deferred taxes are computed based on the tax rates anticipated to be in effect (under applicable law at the time the financial statements are prepared) when the deferred taxes are expected to be paid or realized.

          Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized for temporary differences which will result in deductible amounts in future years and for carryforwards. A valuation allowance against such deferred tax asset is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

     J.   REVENUE RECOGNITION

          Revenues are recognized upon shipment or as services are rendered when title has been transferred, collectibility is reasonably assured and acceptance provisions criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment and customer on-site testing. Such testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance, and that product performance upon customer on-site testing can reasonably be expected to conform to the specified acceptance provisions. An accrual for estimated returns, computed primarily on the basis of historical experience, is recorded at the time when revenues are recognized.

     K.   RESEARCH AND DEVELOPMENT

          Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

     L.   LOSS PER ORDINARY SHARE

          Basic loss per ordinary share is calculated based on the weighted average number of ordinary shares outstanding during each year presented. The calculation includes retroactive effect from the beginning of each year of shares issued upon exercise of options and warrants ("Exercise") and upon conversion of convertible debentures ("Conversion"), outstanding at the beginning of each year and giving effect to shares issuable from probable Exercise and from probable Conversion. Basic loss per ordinary share is calculated based on loss for the year with the inclusion of imputed interest income on the exercise price of options and warrants exercised or of probable Exercise, and of financing expenses in relation to converted debentures or on probable Conversion, as required under Israeli GAAP. See Note 20J for disclosure of loss per share data in accordance with U.S. GAAP.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     M.   DERIVATIVE FINANCIAL INSTRUMENTS

          The Company, from time to time, enters into foreign exchange agreements (primarily forward contracts and options) as a hedge against non-dollar equipment purchase and other firm commitments. Gains and losses on such agreements through the date that the equipment is received or the commitment is realized are deferred and capitalized to the cost of equipment or the commitment, while gains and losses subsequent thereto, through the date of agreement expiration, are included in financing income (expense), net.

          In addition, the Company, from time to time, enters into agreements to hedge interest rate exposure on long-term loans. Gains and losses on such agreements are recognized on a current basis in accordance with the terms of these agreements, and expensed or capitalized in the same manner as the corresponding interest costs.

          See Note 20C for disclosure of the derivative financial instruments in accordance with U.S. GAAP.

     N.   FUNCTIONAL CURRENCY AND TRANSACTION GAINS AND LOSSES

          The currency of the primary economic environment in which the Company conducts its operations is the U.S. dollar ("dollar"). Accordingly, the Company uses the dollar as its functional and reporting currency. Financing income (expenses), net in 2003, 2002 and 2001 include net foreign currency transaction loss of $232, $1,509 and $263, respectively.

     O.   STOCK-BASED COMPENSATION

          The Company accounts for employee and director stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and authoritative interpretations thereof. Accordingly, the Company accounts for share options granted to employees and directors based on the intrinsic value of the options on the measurement date. The compensation cost of options without a fixed measurement date is remeasured at each balance sheet date. Deferred compensation in respect of awards with graded vesting terms is amortized to compensation expense over the relevant vesting periods. In a manner consistent with FIN 28, the vesting period over which compensation is expensed is determined, based on the straight-line method, separately for each portion of the award as if the grant were a series of awards. See Note 14B(6) for pro forma disclosures required by SFAS 123 and SFAS 148.

          The Company accounts for stock-based compensation of non-employees using the fair value method in accordance with Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and EITF 96-18: Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The award cost of warrants granted in connection with bank financing is amortized as deferred financing charges over the terms of the loans, in a manner described in paragraph G above. The award cost of warrants granted in connection with the construction of Fab 2, is recorded as depreciation expense over the life of the prepaid perpetual land lease and buildings. The award cost of warrants granted to consultants and related party in connection with equity transactions is offset against paid-in-capital.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     P.   IMPAIRMENT OF LONG-LIVED ASSETS

          Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. According to the Israeli Accounting Standards Board No.15, "Impairment of Assets", an asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. Prior to issuing Standard No. 15 in January 2003, the Company tested the recoverability of its assets based on undiscounted expected cash flows, as applicable by U.S. GAAP, a method that under Standard No. 15 is no longer acceptable. As of December 31, 2003 no impairment was recognized.

     Q.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB

          (1) SFAS NO. 149 - AMENDMENT OF SFAS 133 - In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments including certain derivative instruments embedded in other contracts and hedging activities under SFAS No. 133. It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this Standard had no impact on the Company's financial position or results of operations under U.S. GAAP.

          (2) ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY - In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity" which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation (as defined in that guidance) is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. This Statement is effective in connections with activities for financial instruments entered into at the beginning of the third quarter of 2003. See Note 20F for disclosure of proceeds on account of share capital in accordance with U.S. GAAP under SFAS 150.

          (3) SAB-104 - REVENUE RECOGNITION - In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 104 ("SAB-104") - Revenue Recognition. This SAB revises or rescinds portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting guidance. The principal revisions relate to the rescission of material no longer necessary because of developments outside of the SEC in U.S. generally accepted accounting principles, and the incorporation of certain sections of the SEC's "Revenue Recognition in Financial Statements - Frequently Asked Questions and Answers" document into Topic 13. The adoption of SAB-104 had no impact on the Company's financial position and results of operations.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 3 - OTHER RECEIVABLES

     Other receivables consist of the following:

                                                       As of December 31,
                                                       ------------------
                                                         2003      2002
                                                         ----      ----
Government of Israel - investment grants receivable   $ 8,143   $14,200
Other government agencies                               2,655     5,025
Others                                                    275     2,097
                                                      -------   -------
                                                      $11,073   $21,322
                                                      =======   =======




NOTE 4 - INVENTORIES

     Inventories consist of the following (*):

                            As of December 31,
                            ------------------
                              2003      2002
                              ----      ----
Raw materials              $ 5,736   $ 3,815
Spare parts and supplies     3,341     3,509
Work in process              9,520     2,860
Finished goods                 785        17
                           -------   -------
                           $19,382   $10,201
                           =======   =======


     (*) Net of write-downs to net realizable value of $1,228 and $307 as of December 31, 2003 and 2002, respectively.



NOTE 5 - OTHER LONG-TERM INVESTMENTS

     A. SAIFUN - The investment in Saifun Semiconductor Ltd. ("Saifun"), an Israeli company which designs and develops memory designs, is based on an agreement between the Company and Saifun signed in October 1997. The Company's investments in Saifun as of December 31, 2003 and 2002 amounted to $6,000, representing 11.8% of Saifun's share capital as of such dates (on a fully-diluted basis - 10.3% and 10.5%, respectively).

     B. AZALEA - In September 2000, the Board of Directors of the Company approved the investment of $1,100 in Azalea Microelectronics Corporation ("Azalea"), a California corporation that, inter-alia, develops and designs microelectronics modules. This investment represents 14.9% of Azalea's share capital as of December 31, 2003. In addition, the Company and Azalea signed a development agreement for the development by Azalea of certain modules based on the Company's technologies. Due to management's estimate, based on certain circumstances indicating that the carrying amount of the Company's investment in Azalea may not be recoverable, the Company wrote off, during the third quarter of 2001, its entire investment in Azalea.

     C. Under certain provisions stipulated in the amended Facility Agreement entered into by the Company in connection with Fab 2 (see Note 13A(6)), the Company might be obliged to dispose of some or all its long-term investments, in order to comply with that agreement's financing requirements. For liens, see Note 13A(6).

     D. VIRAGE LOGIC CORP. - During the year ended December 31, 2001, the Company sold all of its shareholdings in Virage Logic Corp. for an aggregate of $11,050 and for a gain of $9,550. Virage Logic Corp. is a Delaware corporation, which provides semiconductor companies with memory designs for systems contained on silicon chips.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 6 - PROPERTY AND EQUIPMENT, NET

     A.   COMPOSITION

                                               As of December 31,
                                               ------------------
COST:                                           2003      2002
                                                ----      ----
Prepaid perpetual land lease and buildings   $225,218   $215,240
Machinery and equipment                       555,989    440,048
Transportation vehicles                         3,683      4,198
                                             --------   --------
                                              784,890    659,486
                                             --------   --------
ACCUMULATED DEPRECIATION AND AMORTIZATION:
Prepaid perpetual land lease and buildings     20,698     13,215
Machinery and equipment                       193,682    151,191
Transportation vehicles                         2,098      2,006
                                             --------   --------
                                              216,478    166,412
                                             ========   ========
                                             $568,412   $493,074
                                             ========   ========


          SUPPLEMENTAL DISCLOSURE RELATING TO COST OF PROPERTY AND EQUIPMENT:

          (1) As of December 31, 2003 and 2002, the cost of property and equipment included costs relating to Fab 2 in the amount of $560,304 and $434,421, respectively. Said amounts are net of investment grants of $126,226 and $99,365, respectively. Depreciation of Fab 2 assets commenced in the third quarter of 2003, in which the building and infrastructures of Fab 2 were substantially completed and became ready for their intended use.

          (2) As of December 31, 2003, the cost of buildings, machinery and equipment was reflected net of investment grants of $232,187 (as of December 31, 2002 - $205,390).

          (3) Cost of property and equipment as of December 31, 2003 includes capitalized interest costs of $18,480 (as of December 31, 2002 - $11,588).

          (4) Following the commencement of operations of Fab 2, in the third quarter of 2003, the Company began to depreciate and amortize Fab 2 property and equipment and other assets, resulting in depreciation and amortization expenses of $37,302 which were included in cost of sales of 2003.

     B.   INVESTMENT GRANTS

          In connection with the formation of the Company, the Investment Center of the Ministry of Industry and Trade of the State of Israel ("Investment Center"), under its "approved enterprise" program, approved an investment program for expenditures on buildings and equipment in Fab 1 in the aggregate amount (as amended) of approximately $96,850. The Company completed its investments under this program, and received final approval from the Investment Center in November 1997.

          In January 1996, an investment program ("1996 program") for expansion of Fab 1 in the aggregate amount (as amended in December 1999 and 2001) of $228,680 was approved by the Investment Center. The approval certificate provides for a benefit track entitling the Company to investment grants at a rate of 34% of the investments included in such certificate made through December 31, 2001. The Company completed its investments under the 1996 program in December 2001 and invested through such date approximately $207,000. In May 2002, the Company submitted the final report in relation to the 1996 program. As of December 31, 2003, the report has not yet received a final approval from the Investment Center.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 6 - PROPERTY AND EQUIPMENT, NET (cont.)

     B.   INVESTMENT GRANTS (cont.)

          See Note 13A(8) with respect to the Fab 2 program approved by the Investment Center in December 2000.

          Entitlement to the above grants and other tax benefits is subject to various conditions stipulated by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all assets of the Company.

     C.   For liens see Note 13A(6).

NOTE 7 - OTHER ASSETS

Other assets consist of the following:

                                   As of December 31,
                                   ------------------
                                    2003       2002
                                    ----       ----
COST:
In relation to Fab 2:
    Technologies - Note 13A(2)   $ 90,747   $ 78,572
    Deferred financing charges     20,864     14,322
    Other                           3,001      3,052
Other                                  --         29
                                 --------   --------
                                  114,612     95,975
                                 --------   --------
ACCUMULATED AMORTIZATION:
In relation to Fab 2 (*):
    Technologies                    2,793         --
    Deferred financing charges      3,049        762
    Other                              --         --
Other                                  --         --
                                 --------   --------
                                    5,842        762
                                 ========   ========
                                 $108,770   $ 95,213
                                 ========   ========

     (*)  For amortization policy, see Note 2G.


NOTE 8 - SHORT-TERM DEBT

          The short-term debt as of December 31, 2002 consisted of current maturities of long-term debt (see Note 10A).

NOTE 9 - OTHER CURRENT LIABILITIES


Other current liabilities consist of the following:

                                             As of December 31,
                                             ------------------
                                               2003     2002
                                               ----     ----
Accrued salaries                             $3,579   $2,858
Vacation accrual                              3,474    2,910
Interest payable on convertible debentures    1,168    1,101
Other                                         1,343    1,202
                                             ------   ------
                                             $9,564   $8,071
                                             ======   ======

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 10 - LONG-TERM DEBT

     A.   COMPOSITION:

                            Effective interest rate as of           As of December 31,
                                                                    ------------------
                                  December 31, 2003              2003                 2002
                                  -----------------              ----                 ----

In U.S. Dollar                          6.78%                $ 172,000           $ 172,000
In U.S. Dollar                          3.69%                  259,000              85,000
                                                             ---------         -----------
Total long-term debt                                           431,000             257,000
Less - current maturities                                           --               4,000
                                                             ---------         -----------
                                                             $ 431,000         $   253,000
                                                             =========         ===========




     B. Loans received under the Facility Agreement bear interest based on the three-month USD Libor rate plus 2.5%, as revised under the amendment to the Facility Agreement described in more detail in Note 13A(6). Prior to the closing of this amendment on December 2003, the loans bore interest based on the three-month USD Libor rate plus 1.55%. The effective annual interest rate of loans, the amount of which as of December 31, 2003 was $172,000, includes the terms of collar agreements with a knock-out feature described in Note 18A. Interest is payable at the end of each quarter.


     C. For additional information regarding the Facility Agreement, as amended, between the Company and the Banks for financing the construction and equipping of Fab 2 including re-borrowing terms, see
          Note 13A(6).

          Of the total amount of the long-term debt as of December 31, 2002, $13,000 was designated for the Company's activities related to Fab 1, and was fully repaid during 2003, resulting in the termination of the Fab 1 facility agreement.


     D.   REPAYMENT SCHEDULE

          The balance of the long-term debt as of December 31, 2003 is repayable according to the November 2003 amendment to the Facility Agreement as follows:

          2007                                                    $ 143,667
          2008 and thereafter                                       287,333
                                                                  ---------
                                                                  $ 431,000
                                                                  =========


     E. The agreement with the Company's Banks restricts the Company's ability to place liens on its assets (other than to the State of Israel in respect of investment grants) without the prior consent of the Banks. Furthermore, the agreements contain certain restrictive financial covenants (see also Note 13A(6)). As of December 31, 2003, in management's opinion the Company was in full compliance with such covenants.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 11 - CONVERTIBLE DEBENTURES

     In January 2002, the Company issued on the Tel-Aviv Stock Exchange, NIS 110,579,800 principal amount of convertible debentures, linked to the Israeli Consumer Price Index ("CPI") (adjusted to the CPI as of December 31, 2003 - NIS 115,775,760, $26,439). The debentures were issued at 96% of their par value, and bear annual interest at the rate of 4.7%, payable in January of each year commencing in January 2003. The principal amount is payable in four installments in January of each year between 2006 and 2009. The debentures may be converted until December 31, 2008 into Ordinary Shares, at a conversion rate of one Ordinary Share per each NIS 41.00 principal amount of the debentures, linked to the CPI (subject to customary adjustments) (adjusted to the CPI as of December 31, 2003 - NIS 42.93, $9.80). The effective rate of interest on the convertible debentures, taking into account the initial proceeds, net of the discount and the related costs of issuance, is 7.26%. For U.S. GAAP purposes, which require taking into account, in addition to the discount and the related issuance costs, amounts attributed to the options described in Note 14E, the effective rate of interest on the convertible debentures is 9.88%.

     Subject to certain conditions, the Company may, commencing in July 2005, announce the early redemption of the debentures or part thereof, provided that the sum of the last payment on account of the principal shall be no less than approximately $700.

     If on a payment date of the principal or interest on the debentures there exists an infringement of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled.

     Pursuant to a covenant in the amended Facility Agreement, the Company is to deposit at least 20% of the principal amount (net of discounts) of the unconverted debentures in favor of the Banks as security for payment of the amounts the Company owes the Banks. The deposited amounts may be released only as provided in the amended Facility Agreement, including for payment of interest on the convertible debentures.

     The debentures are unsecured and rank behind the Company's existing and future secured indebtedness to the Banks under the Facility Agreement, as well as to the government of Israel in connection with grants the Company receives under the Fab 2 approved enterprise program.

     See Note 20E for disclosure of the accounting treatment of the convertible debentures under U.S. GAAP.


NOTE 12 - OTHER LONG-TERM LIABILITIES

     A.   COMPOSITION

                                                           As of December 31,
                                                           ------------------
                                                           2003         2002
                                                           ----         ----
Net liability for employee
   termination benefits (see B below):
     Gross obligation                                   $ 19,042    $ 16,274
     Amounts funded through deposits to severance
         pay funds and purchase of insurance policies    (14,607)    (12,368)
                                                        --------    --------
                                                           4,435       3,906
 Other                                                     1,500       1,500
                                                        --------    --------
                                                        $  5,935    $  5,406
                                                        ========    ========


                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 12 - OTHER LONG-TERM LIABILITIES (cont.)

     B.   EMPLOYEE TERMINATION BENEFITS

          Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is based upon length of service and the employee's most recent monthly salary. This liability is primarily covered by regular deposits made by the Company into recognized severance and pension funds and by insurance policies purchased by the Company. The amounts so funded are not reflected on the balance sheets, since they are controlled by the fund trustees and insurance companies and are not under the control and management of the Company. For presentation of employees' termination benefits in accordance with U.S GAAP, see Note 20B.

          Costs relating to employee termination benefits were approximately $2,828, $2,070 and $4,379 for 2003, 2002 and 2001, respectively.


NOTE 13 - COMMITMENTS AND CONTINGENCIES

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2

          (1)  OVERVIEW

               In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"), at an expected cost of approximately $1,500,000. Fab 2 is designed to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200-millimeter wafers. The Company entered into several related agreements and other arrangements, and completed public and rights offerings, in connection with Fab 2, including agreements and arrangements with technology partners, Wafer Partners, Equity Investors, the Company's Banks, the Government of Israel through the Investment Center and others, to provide an aggregate, as of the approval date of the financial statements, of $1,220,000 of financing for Fab 2. The agreements with the Banks and the Investment Center are subject to certain conditions, including the achievement of performance and financing milestones, and the securing of additional required financing. The Company has also entered into agreements for the design and construction of Fab 2, for equipping Fab 2 and for the transfer to the Company of the process technologies to be utilized to produce wafers in Fab 2.

               Through December 31, 2003 the Company has invested in the Fab 2 project an aggregate of approximately $900,000. Through such date, the Wafer Partners, Equity Investors and technology partners had invested in the Company through committed agreements an aggregate of $306,823 ($47,246 of which was established as long-term customers' advances); the Banks had made long-term loans in the aggregate of $431,000; and the Investment Center granted the Company an aggregate of $118,011. In addition, through December 31, 2003, the Company has raised approximately $86,600 from other financial sources, and in January 2004, the Company raised additional $77,000 in connection with the public offering described in Note 14G.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 13      -  COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (1)  OVERVIEW (cont.)

               During the third quarter of 2003, the Company began commercial production and shipment of wafers to its customers utilizing the
               0.18 micron process technology. With the commencement of Fab 2 operations, most of the direct costs related to the construction and equipping of Fab 2 and to the transfer of the Fab 2 technology that previously had been capitalized, are no longer capitalizable. For the depreciation and amortization amounts in 2003 of Fab 2 assets, see Note 6A.

               The construction and equipping of Fab 2 is a substantial project, which requires extensive management involvement as well as the timely participation by and coordination of the activities of many participants. In addition, this project is a complex undertaking which entails substantial risks and uncertainties, including but not limited to those associated with the following: obtaining additional commitments to finance the construction and equipping of Fab 2; achieving certain operational milestones and complying with various conditions and covenants under the current financing agreements in order to receive the additional funds committed by the Investment Center, as well as those provided by the Facility Agreement with the Banks, which establishes significant additional conditions and covenants for borrowing loans under the Facility Agreement; and completing the complex processes of transferring from Motorola the manufacturing technologies to be used at Fab 2 and development of new technologies. According to the Facility Agreement with the Banks, raising certain required additional funding by the dates specified, achieving the milestones as scheduled, as well as complying with all the conditions and covenants stipulated in that agreement and in the Approval Certificate from the Investment Center, are material provisions for providing the Company with the required financing for completing and equipping Fab 2. As of December 31, 2003 the construction and equipping of Fab 2 is currently in process and, progressing according to the revised agreed upon schedule.

          (2)  TECHNOLOGY TRANSFER AGREEMENTS

               TOSHIBA - In April 2000, the Company entered into a technology transfer agreement with Toshiba Corporation ("Toshiba"), a Japanese corporation. This agreement provides for the transfer by Toshiba to the Company of advanced semiconductor manufacturing process technologies installed in Fab 2 including related technology transfer assistance in exchange for certain fees for patent licenses, technology transfer and technical assistance and ongoing royalties based on sales of products manufactured in Fab 2 with the transferred technology. The transfer of the technology was substantially completed during the first half of 2003. Under the Toshiba agreement, the Company agreed, subject to certain conditions, to reserve for Toshiba a certain portion of Fab 2 wafer manufacturing capacity for a period of 10 years.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 13 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (2)  TECHNOLOGY TRANSFER AGREEMENTS (cont.)

               MOTOROLA - In September 2002, the Company entered into a non-exclusive technology transfer, development and licensing agreement with Motorola Inc. ("Motorola"), a U.S. corporation. This agreement provides for the transfer by Motorola to the Company of existing and newly developed versions of advanced semiconductor manufacturing process technologies to be installed in Fab 2, and for the provision by Motorola of related technology transfer assistance, all in exchange for certain fees for patent and other intellectual property licenses, technology transfer and development, technical assistance and ongoing royalties based on sales of products to be manufactured in Fab 2 with the transferred technology. Subject to prior termination for cause by Motorola, the licenses under the agreement are perpetual.

          (3)  WAFER PARTNER AGREEMENTS

               During 2000, the Company entered into various share purchase agreements ("Wafer Partner Agreements") with SanDisk Corporation, Alliance Semiconductor Corporation, Macronix International Co., Ltd. and QuickLogic Corporation (collectively, the "Wafer Partners"; excluding QuickLogic, the "primary Wafer Partners") to partially finance the construction and equipping of Fab 2. Pursuant to the Wafer Partner Agreements, the Wafer Partners agreed to invest an aggregate of $250,000 to purchase Ordinary Shares of the Company, over a period of time, subject to the achievement of certain milestones relating to the construction and operation of Fab 2. According to the Wafer Partner Agreements, the Company agreed, subject to certain conditions, to reserve for each Wafer Partner a certain portion, and collectively approximately 50%, of Fab 2 wafer manufacturing capacity for a period of 10 years.

               Through December 31, 2003, the Wafer Partners invested in the Company, based on the Wafer Partners Agreements, an aggregate of $246,823, of which $199,577 was credited as paid in capital and $47,246 was established as long-term customers' advances which may be, subject to the terms and conditions stipulated in the Wafer Partner Agreements, as amended, utilized as credit against purchases to be made by the Wafer Partners, or converted into paid-in-capital. Through December 31, 2003, the Wafer Partners were issued an aggregate of 24,239,879 Ordinary Shares in consideration for their aggregate committed investment of $233,622. In January 2004, the primary Wafer Partners were issued additional 1,885,833 Ordinary Shares in consideration for their final $13,201 committed investment made in December 2003, at a per share price equal to the offering price of the public offering described in Note 14G. The $13,201 amount is presented on the face of the balance sheet as of December 31, 2003 as proceeds on account of share capital. For the classification of that amount under U.S. GAAP, see Note 20F.

               For additional investments made by the Wafer Partners in connection with a rights offering, see Note 14F.

               In addition to the Wafer Partner Agreements, in January 2002, the Company entered into a share purchase agreement with another wafer partner, pursuant to which that wafer partner invested $2,000 in Fab 2 for the purchase of 332,945 Ordinary Shares of the Company. The shares were issued in January 2002.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 13 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (4)  EQUITY INVESTOR AGREEMENTS

               Through December 31, 2003, Israel Corporation Technologies (IC-Tech) Ltd., a wholly owned subsidiary of Israel Corporation Ltd. and the principal shareholder of the Company ("IC-Tech") and Challenge Fund-Edgar II LP, a Delaware limited partnership ("Challenge") (all together, "Equity Investors") invested in the Company, pursuant to agreements described below, an aggregate of $51,773, for the purchase of an aggregate of 6,958,882 Ordinary Shares of the Company. In January 2004, IC-Tech and Challenge were issued additional 460,953 Ordinary Shares of the Company in consideration for their final investments according to their agreements in the amount of $3,227 made in December 2003. The shares were issued at a per share price equal to the price at the public offering described in Note 14G. The $3,227 amount is presented on the face of the balance sheet as of December 31, 2003 as proceeds on account of share capital. For the classification of that amount under U.S. GAAP, see Note 20F.

               In December 2000, the Company entered into a share purchase agreements pursuant to which IC-Tech agreed to invest $50,000 to purchase Ordinary Shares of the Company over a period of time in several mandatory closings contemporaneous with the closings under the Wafer Partner Agreements and subject to the achievement of the same milestones. For additional investments made by IC-Tech in connection with a rights offering, see Note 14F. For additional investments which IC-Tech or the Israel Corporation Ltd. may be required to make in the Company, see A(6) below.

               In February 2001, the Company entered into a share purchase agreement with Challenge pursuant to which Challenge agreed to invest $5,000 in Fab 2 for the purchase of Ordinary Shares of the Company under terms substantially similar to those under the Company's share purchase agreements with IC-Tech.

               In July 2002, the Company entered into a definitive agreement with Ontario Teachers' Pension Plan Board for an investment, which was fully paid in October 2002, of $15,000 in the Company's equity in consideration for 3,000,000 Ordinary Shares of the Company for $5.00 per share (the same as the subscription price per right in the rights offering described in Note 14F), and a warrant, exercisable for a four-year period ending in October 2006, to purchase an additional 1,350,000 Ordinary Shares of the Company, at an exercise price of $7.50 per share (subject to customary adjustments).

          (5) AMENDMENTS TO THE PRIMARY WAFER PARTNER AND EQUITY INVESTOR AGREEMENTS

               The agreements between the Company and its primary Wafer Partners and Equity Investors have been amended several times since they were originally signed. The major terms of the amendments, including those recently made in the fourth quarter of 2003, relate to: advancing the milestone installments regardless of their achievements; updating the price per share of each advanced installment to be based on the average closing sale price of the Company's Ordinary Shares for the 15-30 trading days prior to making any installment; and granting the Company with a waiver in connection with the requirement to raise a cumulative of $50,000 from new wafer partners. The Company's shareholders approved all these amendments.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 13 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (5) AMENDMENTS TO THE PRIMARY WAFER PARTNER AND EQUITY INVESTOR AGREEMENTS (cont.)

               Following the approval of the fourth quarter of 2003 amendment by the Company's shareholders, and obtaining in November 2003 an agreement with the Banks for amending the Facility Agreement as outlined in paragraph A(6) below, the primary Wafer Partners and Equity Investors completed their committed investments.

               Pursuant to an amendment to the primary Wafer Partner Agreements entered into in the first quarter of 2003 and approved by the Company's shareholders in May 2003, the primary Wafer Partners are entitled to convert an aggregate of up to $13,201 of the unutilized long-term customers' advances, which they may have as of December 31, 2005, into fully-paid Ordinary Shares of the Company, the amount of which shall be determined based on the average closing sale price of the Company's Ordinary Shares for the 15 trading days prior to such date. The option is exercisable during January 2006. In case such conversion occurs and the amount of shares issued is equivalent to or greater than 5% of the Company's outstanding share capital as of the conversion date, the Company has undertaken to offer to all of its other shareholders rights to purchase shares of the Company at the same price per share.

               Pursuant to the fourth quarter of 2003 amendment, the Company granted each one of the primary Wafer Partners an option to convert, at the end of each quarter of the years 2004-2006, any amount that may be utilized against the long-term customers' advances, as derived from purchases made by each primary Wafer Partner during that quarter, into fully-paid Ordinary Shares of the Company. The amount of shares shall be determined based on the average closing sale price of the Company's Ordinary Shares for the 15 trading days preceding the end of each quarter. Any quarterly amount, which the primary Wafer Partners have elected not to so convert, will not be utilizable against purchases made subsequent to that quarter, and shall bear interest, payable at the end of each quarter, at an annual rate equal to three-month LIBOR plus 2.5% through December 31, 2007. The aggregate principal of the unconverted long-term customers' advances, which could have been utilized against purchases and which the primary Wafer Partners elected not to convert into fully-paid Ordinary Shares of the Company, shall be fully repaid on December 31, 2007. Other than as described above in this paragraph and the preceding paragraph, each of the primary Wafer Partners agreed, on a going forward basis to only utilize long-term customer's advances after December 31, 2006.

          (6)  FACILITY AGREEMENT

               In January 2001, the Company entered into a credit facility agreement with two leading Israeli banks ("Banks") entitling the Company to borrow an aggregate, as amended in January 2002, of $500,000 to finance the construction and equipping of Fab 2 ("Facility Agreement"). Following the amendment entered into between the Company and the Banks in November 2003, which is described in more detail below, the loans bear interest at a rate of Libor plus 2.5% per annum payable at the end of each quarter. Prior to the November 2003 amendment, the loans bore interest at a rate of Libor plus 1.55% per annum payable at the end of each quarter. The loans are available for withdrawal through December 31, 2004, and are subject to certain prepayment provisions. Unused amounts under the Facility Agreement, in the amount of $69,000 as of December 31, 2003, are subject to a quarterly commitment fee of 0.25% per annum.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 13 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               Loans in the amount of $431,000 received by the Company through December 31, 2003 ($244,000 through December 31, 2002), were repaid on December 31, 2003 and, concurrently, were drawn down on such date at an equivalent amount to be repaid in 12 equal consecutive quarterly installments commencing on March 31, 2007 (the net amount of long-term loans the Company received in 2003 in connection with the abovementioned re-borrowing was $187,000). Loans drawn down after December 31, 2003, are repayable in 12 equal consecutive quarterly installments, commencing three years from the draw down date of each loan, which in no case shall be after the maturity date of the Facility Agreement. With regard to further details regarding loans drawn down under the $500,000 credit facility, see Note 10.

               Under the Facility Agreement and the terms of the Company's long-term loans as of December 31, 2003, the Company agreed to register liens in favor of the Banks on substantially all its present and future assets. If, as a result of any default under the Facility Agreement, the Banks were to accelerate the Company's obligations, the Company would be obligated to immediately repay all loans made by the Banks, plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of the liens against the Company's assets.

               In November 2003, the Company and its Banks entered into an amendment to the Facility Agreement. The amendment was based, among other things, on an updated plan for the construction and equipping Fab 2 submitted to the Banks, and was approved by the Company's shareholders' meeting held in December 2003. Pursuant to the amendment, the Banks waived all noncompliance or breach of covenants by the Company prior to the date of amendment. The amendments further revised and updated the covenants under the Facility Agreement according to which the Company is obligated to comply with certain operational and financial ratios, primarily total shareholders to total assets and production and capacity milestones.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 13 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               As of December 31, 2003, the revised remaining aggregate amount the Company is required to raise from specified financial sources is $152,000. This amount is to be raised through the following dates: by mid-March 2004, an aggregate of $28,000; by the end of June 2004, an aggregate of $53,500; by the end of December 2004, an aggregate of $79,000; by the end of June 2005, an aggregate of $115,500; and by the end of December 2005, an aggregate of $152,000. Out of the Company's aggregate fundraising to be made by the end of December 2004, $77,000 was achieved by the proceeds from the public offering described in Note 14G.

               As of December 31, 2003, the Company was in full compliance with the revised financial ratios and covenants under the amended Facility Agreement.

               The amended Facility Agreement provides that should the Company fail to meet any of the above fundraising obligations towards the $152,000 at the dates described above, the Banks will have the option to demand that the Company consummate within three months from the failing raising date a rights offering of convertible debentures and warrants to purchase the Company's Ordinary Shares to raise the missing amount towards the required funding, all in accordance with the terms prescribed in the amended Facility Agreement.

               The Israel Corporation Ltd. ("TIC"), the parent company of the Company's current major shareholder ("IC-Tech") has undertaken to the Banks to exercise all of the rights IC-Tech receives in the rights offering. In addition, as part of TIC's undertaking, it agreed to purchase from the Company additional securities in a private placement on the same terms as the rights offering, in an amount equal to 50/93 of the difference between the amount the Company was to raise in the rights offering and the amount raised from shareholders other than TIC and/or IC-Tech, less any amounts actually invested in the rights offering by TIC and/or IC-Tech in connection with the exercise of their own rights. TIC's undertaking to the Banks is limited to an aggregate of $50,000. If certain of the Company's shareholders participate in the above investment, then their investment will be deemed to be investments made by TIC towards the $50,000 commitment. In the event that the rights offering cannot be completed, TIC has undertaken to purchase from the Company in a private placement 50/93 of the amount the Company was to raise in the rights offering. TIC may fulfill its investment commitments through IC-Tech.

               TIC's undertaking and the Company's obligation to consummate a rights offering expires on the earlier of: (i) such time that the Company will fulfill the fundraising obligation to raise an aggregate of $152,000 under the Facility Agreement as described above; (ii) such time as TIC has invested an aggregate amount of $50,000 as described above; or (iii) June 30, 2006.

               Following the receipt of the above described investments from TIC, the Banks will increase the total amount which the Company may draw under the Facility Agreement at a ratio of $43 for every $50 invested, up to $43,000 in the aggregate. Any drawn loan will be repayable by the earlier of (i) December 2007 and (ii) three years from the date the loan is drawn. Should the Company draw down loans using this increased amount of facility, the Banks will be issued 30% warrant coverage of the amount drawn down, based on the average closing price of the Company's Ordinary Shares during the 15 consecutive trading days prior to the time the Company draws down such loans.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 13 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               For further details regarding 896,596 warrants issued to the Banks in connection with this amendment, and warrants granted to the Banks in January 2001, see Note 14B(5)(a).

               For further details regarding 58,906 warrants issued to TIC in connection with its undertaking described above, and additional warrants issuable to TIC in the event the undertaking is realized, see Note 14B(5)(b).

               The Company has agreed to indemnify IC-Tech and TIC for any liabilities they incur with respect to these arrangements, subject to them making any investment under their undertaking, up to a maximum of $100,000 as follows: up to $25,000 in cash and any amount exceeding such $25,000 limit will earn interest at LIBOR plus 2.5% and will be paid on the same terms that the Company repays its loans to the Banks.

               Following certain bankruptcy related events, the Banks will be able to bring a firm offer made by a potential investor to purchase the Company's ordinary shares (the "Offer") at a price provided in the Offer. In such case, the Company shall be required thereafter to procure a rights offering to invest up to 60% of the amount of the Offer on the same terms. If the offeror intends to purchase a majority of the Company's outstanding share capital, the rights offering will be limited to allow for this, unless IC-Tech and the primary Wafer Partners agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the Offer is invested.

          (7)  FAB 2 CONSTRUCTION AGREEMENT

               In August 2000, the Company entered into a fixed price turn-key agreement with a contractor for the design and construction of Fab 2 in consideration of approximately $200,000, to be paid according to certain performance milestones stipulated in the agreement, over approximately two years. As of December 31, 2003, approximately $180,000 of that amount had already been paid by the Company.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 13 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (8)  APPROVED ENTERPRISE STATUS

               In December 2000, the Investment Center approved an investment program in connection with Fab 2 for expansion of the Company's plant. The approval certificate for the program provides for a benefit track entitling the Company to investment grants at a rate of 20% of qualified investments of up to $1,250,000. The grants are to be made in accordance with a timetable set forth in the approval certificate for the program.

               Under the terms of the approval certificate, investments in respect of the Fab 2 approved enterprise program are to be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned commencement of construction of Fab 2 and prevailing market conditions, the Company does not currently expect to complete Fab 2 investments defined in the approval certificate by the end of 2005. The Company has notified the Investment Center of its revised investment schedule contemplated in an updated plan for the construction and equipping Fab 2, and has also informed the Investment Center of the reduced rate of annual investments and lower than projected expectations for Fab 2 sales.

               As of December 31, 2003, the Company's revised investments plan is currently being evaluated by the Investment Center. While Israeli law currently limits the ability of the Investment Center to extend the investment period beyond five years, the Company's management estimates, based on discussions held with the Investment Center, that it is probable that satisfactory arrangements will be made to allow for the extension of the reinvestment period.

          (9)  AGREEMENT WITH THE ILA

               In November 2000, the Company entered into a development agreement with the Israel Land Administration ("ILA") with respect to a parcel of land on which Fab 2 was constructed. Following the completion of the construction of Fab 2 on the land, in June 2003 the Company entered into a long-term lease agreement with the ILA for a period ending in 2049. The lease payments through 2049 relating to this lease have been paid in advance.

          (10) HEDGING ACTIVITIES

               For hedging transactions and agreements the Company has entered into, see Note 18C.

          (11) OTHER AGREEMENTS

               Through December 31, 2003 the Company had entered into several additional agreements related mainly to the construction, equipping and transfer of technology for Fab 2. The Company's aggregate commitment in connection with these agreements as of such date, including the Fab 2 construction agreement described in paragraph (7) above, amounted to $99,035.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 13 - COMMITMENTS AND CONTINGENCIES (cont.)

     B.   LICENSE AGREEMENTS

          (1) In June 2000, the Company entered into a cross license agreement with a major technology company. According to the agreement, each party acquired a non-exclusive license under the other's patents. The Company agreed to pay an annual royalty through July 2005. The licenses terminate on December 31, 2005.

          (2) In December 2001, the Company and DSP Group Ltd. ("DSPG") entered into a license agreement, pursuant to which DSPG granted the Company a personal, non-exclusive, nontransferable license to use certain technology in the Company's products, in exchange for license fee and ongoing royalties to be paid by either the Company or its customers based on sales of products manufactured in Fab 2 based on the technology. In addition, the agreement provides for technical support by DSPG in connection with using the technology. The license terminates on December 31, 2007.

          (3) In May 2002, the Company entered into a joint development and royalty-free, non-exclusive cross-license agreement with a Japanese semiconductor manufacturer corporation, for the joint development of certain technology to be used by the Company in its Fab 2 and by the Japanese manufacturer in its facilities. The agreement calls for certain amounts to be paid by the Japanese manufacturer to the Company following the signing of the agreement and subject to achievement of certain milestones, through a period ending 2005. Pursuant to the agreement, the Japanese manufacturer may allocate, subject to certain conditions stipulated in the agreement, part or all of the second half of the total amounts paid by it to the Company as long-term customer advances to be applied against future purchases made by the Japanese manufacturer through 2007. Sales for 2002 included a $8,056 revenue in relation to this agreement.

          (4) The Company from time to time enters into intellectual property and licensing agreements with third parties, the effect of each of them on the Company's total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties. See also paragraph F(2) below.

     C.   LEASES

          (1) The Company's offices and engineering and manufacturing operations are located in a building complex situated in an industrial park in Migdal Ha'emek, in the northern part of Israel. These premises are currently occupied under a long-term lease from the Israel Lands Authority, which expires in 2032. The Company has no obligation for lease payments related to this lease through the year 2032.

          (2) The Company occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2003.

          (3) With respect to a long-term lease agreement of land on which Fab 2 was constructed, see paragraph A(9) above.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 13 - COMMITMENTS AND CONTINGENCIES (cont.)

     D.   PURCHASE AGREEMENTS

          The Company from time to time enters into long-term purchase agreements with customers. Pursuant to such agreements, the Company is committed to sell, and the customer is committed to purchase (subject to reductions in certain circumstances), a specific monthly output derived from the start of processing of silicon wafers at prices which are stipulated in the agreements and are subject to periodic re-negotiations. From commencement of the Company's operations through December 31, 2003, a substantial portion of the Company's production has been sold under such agreements.

     E.   PROFIT SHARING PLAN

          The Company maintains an employee profit sharing plan. No amounts were provided for under this plan for periods presented in these financial statements, since the Company did not record profits for these periods.

     F.   OTHER PRINCIPAL AGREEMENTS

          (1) MACRONIX - In December 2000, the Company and Macronix entered into an agreement according to which the Company waived in favor of Macronix certain exclusive semiconductor manufacturing rights it received from Saifun.

          (2) SAIFUN - Pursuant to an agreement between the Company and Saifun signed in October 1997, the Company has certain exclusive semiconductor manufacturing rights for certain licensed technology. The agreement also sets certain limitations on Saifun regarding future licensing of such technology (see (1) above). Pursuant to certain provisions of the agreement, the Company and Saifun are obligated, under certain circumstances, to pay each other royalties. For royalty amounts received and payable by the Company under the agreement, see Note 19B.

          (3) SILICONIX - In December 2003, the Company and chip maker Siliconix incorporated, an 80% owned subsidiary of Vishay Intertechnology Inc., entered into a memorandum of understanding ("MOU") for a long-term manufacturing and supply arrangement. Pursuant to the MOU, Siliconix will place with the Company orders valued at approximately $200,000 for the purchase of wafers to be manufactured at the Company's Fab 1 over a seven to ten year period, of which approximately $53,000 is guaranteed and will be delivered over a three year period starting at the first anniversary of the definitive agreement. Siliconix will advance the Company with $20,000 to be used primarily for the purchase of additional equipment required to satisfy Siliconix orders, which will be credited towards the purchase price of the wafers. The transaction is subject to the approval of both companies' board of directors, the Company's Banks, the Investment Center and to the negotiation of definitive documentation. A definitive agreement is expected to be signed during the first quarter of 2004.

          (4) OTHER - The Company, from time to time in the normal course of business, enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned by both the other entities and the Company.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 13 - COMMITMENTS AND CONTINGENCIES (cont.)

     G.   ENVIRONMENTAL AFFAIRS

          The Company's operations are subject to a variety of laws and governmental regulations in Israel relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in the production processes. Operating permits are required for the operations of the Company's facilities and these permits are subject to revocation, modification and renewal. Government authorities have the power to enforce compliance with these regulations and permits. As of December 31, 2003 the Company operated under a conditional permit from the Ministry of Environmental Affairs concerning the concentration of fluoride in the Company's wastewater. In management's opinion, the Company is in compliance with the terms of this permit, with one exception: the Company is monitoring the levels of fluoride in accordance with an oral understanding with the Israeli Ministry of Environmental Affairs, which is less frequent than required by the written terms of the permit. In addition, management is of the opinion that the Company is currently in compliance in all other material respects with applicable laws and regulations.

     H.   CLASS ACTION

          In July 2003, certain shareholders of the Company filed a shareholders' class action complaint in the United States against the Company and certain of its directors, Wafer Partners and Equity Investors (the "Defendants"). The plaintiffs have asserted claims arising under the Securities Exchange Act of 1934, alleging misstatements and omissions made by the Defendants in materials sent to the Company's shareholders in April 2002 with respect to the approval of an amendment to the Company's investment agreements with its Fab 2 investors. The plaintiffs seek damages in unspecified amounts and unspecified rescissory relief. The Company believes that the complaint is without merit and intends to vigorously contest it. In January 2004, the Company filed with the court a motion to dismiss the action.

     I.   AMENDMENT TO ISRAELI BANKING REGULATIONS

          Pursuant to a recent amendment to a directive published by the Israel Supervisor of Banks, which becomes effective on March 31, 2004, the Company may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, The Israel Corporation (the later being currently the indirect major shareholder of the Company), and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive provides that an entity will be subject to limitations on the amount of bank financing available to it if such entity is included within a group of borrowers, to which the amount of debt financing that has been extended from such bank amounts to 30% of such bank's capital, or is a member of one of the bank's six largest borrowers or groups of borrowers to which, collectively, the amount of debt financing that has been extended from a bank amounts to 150% of such bank's capital (gradually reduced to 135% between April 2005 and June 2006). If the Company's Banks exceed these limitations, they may limit the Company's ability to draw down the remaining Fab 2 credits of $69,000 and may require that the Company return some or all of the Company's outstanding borrowings ($431,000 as of December 31, 2003).

     J.   OTHER COMMITMENTS

          Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received. In management's opinion, the Company has been in full compliance with the conditions through December 31, 2003.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 14 - SHAREHOLDERS' EQUITY

     A.   DESCRIPTION OF ORDINARY SHARES

          As of December 31, 2003 and 2002, the Company had 150,000,000 and 70,000,000 authorized par value NIS 1.00 Ordinary Shares, respectively, of which 51,696,097 and 43,435,532, respectively, were issued and outstanding (net of 1,300,000 Ordinary Shares held by the Company as of such dates). As of the approval date of the financial statements, the Company had 65,137,883 issued and outstanding Ordinary Shares (net of 1,300,000 Ordinary Shares held by the Company as of such date). For shares issued in January 2004 following a public offering, see Note 14G. As of December 31, 2003, the Company was engaged in agreements and arrangements to issue 12,205,034 additional Ordinary Shares of the Company. This amount includes Ordinary Shares to be issued under various agreements according to their provisions as of December 31, 2003 related to Fab 2 Wafer Partners and Equity Investors warrants, the exercise of all options granted and issued to non-employees and the conversion of all the convertible debentures.

          Holders of Ordinary Shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.


     B.   SHARE OPTION PLANS

          (1)  EMPLOYEE AND DIRECTOR SHARE OPTIONS

               (A) GENERAL - The Company has granted to its employees options to purchase its Ordinary Shares under several option plans adopted by the Company since 1994 through 2003. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the options are granted at an exercise price which equals to not less than 85% of the market value of the Ordinary Shares at the date of grant (in mostly all cases, at an exercise price equal to the market value of the underlying shares at the date of grant); vest over a three to four-year period according to various vesting schedules; and are not exercisable beyond ten years from the grant date under each plan.

               (B)  OPTIONS TO THE COMPANY'S CHAIRMAN OF THE BOARD OF DIRECTORS
                    - In March 2003, the Board of Directors of the Company approved a share option plan, which was approved by the Company's shareholders in May 2003, pursuant to which the Company's Chairman of the Board of Directors ("Chairman") is entitled to receive the right to purchase up to 1,043,000 Ordinary Shares of the Company at an exercise price of $2.983, an exercise price which is higher than the Company's share price at the date of the approval by the Board of Directors, and is equivalent to the average closing trading price for the Company's Ordinary Shares during the 30 consecutive trading days preceding the date of board approval of the amendment to the Fab 2 investment agreements described in Note 13A(5) above. Options granted under the plan vest over a five-year period according to various vesting schedules. The vesting of the options is subject to the Chairman's serving as the Chairman or as the Company's Chief Executive Officer or President on the relevant vesting dates. The options granted are exercisable for a period of five years from the date on which the options vest.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 14 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (1)  EMPLOYEE AND DIRECTOR SHARE OPTIONS (cont.)

               (C) OPTIONS GRANTED TO DIRECTORS - During 2001, the Audit Committee, the Board of Directors of the Company and the general meeting of the Company's shareholders approved a stock option plan pursuant to which the Company's directors will be granted options to purchase up to 400,000 Ordinary Shares of the Company (40,000 to each eligible director appointed to the Board of Directors) at an exercise price equal to the market price of the Company's shares on the grant dates (weighted average exercise price of approximately $8.48). As of December 31, 2003 and 2002, 280,000 options were outstanding under the plan. Options granted under the plan vest over a four-year period according to various vesting schedules, and generally may not be exercised beyond five years from the date they first become exercisable.

                    In addition, during 2000 and 2001, the Audit Committee, the Board of Directors of the Company and the general meeting of the Company's shareholders approved the grant to a director of the Company options to purchase up to 50,000 and 21,500 Ordinary Shares, respectively, of the Company at an exercise price of $20.00 and $10.75, respectively, per share, the market price of the Company's shares on the dates of grant. The options may be exercised for a period of three years from the date on which they have become vested. As of December 31, 2003, all the options are vested.

               (D) OPTIONS GRANTED TO FORMER CO-CEOS IN OCTOBER 1998 AND MAY 2001 - In October 1998 and May 2001, the Board of Directors of the Company approved share option plans pursuant to which each of the Company's two former Co-Chief Executive Officers was granted the right to purchase up to 300,000 and 100,000, respectively, Ordinary Shares of the Company at an exercise price of $7.00 and $11.81, respectively, the market price of the Company's shares on the dates of grant. In the framework of the retirement of the former Co-Chief Executive Officers in May 2003, based on their retirement provisions as stipulated in the agreements, the 300,000 options are available for exercise through April 2007.

               (E) OPTIONS AVAILABLE FOR GRANT - Under a provision approved in September 2000, as amended in December 2003, by the Company's Board of Directors, on January 1 of each year commencing 2001 and ending 2003 and on each year commencing November 1, 2003 and November 1, 2004, the total number of options available for grant under all the Company's employee share option plans is to be increased by an amount equal to certain percentage of the outstanding Ordinary Shares of the Company on each such dates, provided that the maximum number of options available for grant at any time shall not exceed 12% of the outstanding Ordinary Shares of the Company, and that additional options may not be granted if the total number of unvested options outstanding under all the Company's share option plans exceeds 12% of the outstanding Ordinary Shares of the Company. The percentage of the outstanding Ordinary Shares of the Company added for the years 2001, 2002 and 2003 was 4% and the percentage for the years 2004 and 2005 will be 3.6%. Accordingly, as of December 31, 2003, an aggregate of 5,583,353 options were added to the Company's share option plans, of which 2,120,916 had not yet been designated for identified employees, and are accordingly available for grant under the general terms described in paragraph (a) above.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 14 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (2) SUMMARY OF THE STATUS OF ALL THE COMPANY'S EMPLOYEE AND DIRECTOR SHARE OPTIONS

               A summary of the status of all the Company's employee and director share option plans as of December 31, 2003, 2002 and 2001, as well as changes during each of the years then ended, is presented below (for options granted to the Banks, a related party and a consultant, see paragraph B(5) below):

                                          2003                          2002                         2001

                                                Weighted                      Weighted                       Weighted
                              Number of         average       Number          average       Number           average
                                share           exercise     of share         exercise     of share          exercise
                              options             price      options            price       options           price
                              -------             -----      -------            -----       -------           -----
Outstanding as of
    beginning of year        4,247,898        $   10.79     3,717,770        $   11.94     2,376,543        $   13.34
Granted                      3,118,742             4.10       905,724             5.82     1,583,722            10.20
Exercised                           --                             --                        (31,154)            8.76
Terminated                          --                             --                             --
Forfeited                     (524,199)            8.25      (375,596)           10.27      (211,341)           15.30
                             ---------                      ---------                      ---------
Outstanding as of
    end of year              6,842,441             7.93     4,247,898            10.79     3,717,770            11.94
                             =========                      =========                      =========
Options exercisable
   as of end of year         2,008,674            11.60     1,299,531            10.49     1,080,867             7.79
                             =========                      =========                      =========



          (3)  SUMMARY OF INFORMATION ABOUT EMPLOYEE SHARE OPTIONS OUTSTANDING

               The following table summarizes information about employee share options outstanding as of December 31, 2003:

                                                                                                      Exercisable as of
                                    Outstanding as of December 31, 2003                               December 31, 2003
                                    -----------------------------------                               -----------------
                                                       Weighted average      Weighted
                  Range of exercise       Number           remaining          AVERAGE            Number       Weighted average
                        prices         outstanding      contractual life   exercise price     exercisable      exercise price
                        ------         -----------      ----------------   --------------     -----------      --------------
                                                           (in years)
                    2.98  -  3.96        1,078,000            7.66              3.00                --           --
                    4.42  -  4.92        1,505,400            9.63              4.43                --           --
                    5.00  -  5.96          168,200            8.90              5.25            10,334         5.89
                    6.00  -  6.99          974,575            8.57              6.10            10,416         6.10
                    7.00  -  7.99          720,350            3.61              7.03           715,500         7.03
                    8.06  -  8.99          565,335            4.37              8.55           364,801         8.52
                    9.06  -  9.81           64,038            2.89              9.23            57,370         9.22
                    10.00 - 10.89          857,088            7.19             10.42           318,535        10.43
                    11.81 - 11.81          200,000            7.41             11.81            66,666        11.81
                    12.13 - 13.00           71,910            5.01             12.49            47,577        12.59
                    14.25 - 17.19           30,750            6.67             15.79            20,499        15.79
                    18.75 - 18.75           76,500            6.26             18.75            25,497        18.75
                    20.00 - 25.00          530,295            6.22             24.43           371,479        24.24
                                         ---------                                           ---------
                  Total                  6,842,441            7.28              7.93         2,008,674        11.60
                                         =========                                           =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 14 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (4) WEIGHTED AVERAGE GRANT-DATE FAIR VALUE OF OPTIONS GRANTED TO EMPLOYEES

               The weighted average grant-date fair value of the options granted during 2003, 2002 and 2001 to employees and directors amounted to $2.18, $2.83 and $6.95 per option, respectively. The Company utilized the Black-Scholes option pricing model to estimate fair value, utilizing the following assumptions for the years 2003, 2002 and 2001 (all in weighted averages):

                                                 2003              2002               2001
                                                 ----              ----               ----
Risk-free interest rate                      2.88%-3.22%           2.80%             4.25%
Expected life of options                      4.75 years        4.82 years         4.80 years
Expected annual volatility                     55%-74%              56%               87%
Expected dividend yield                          None              None               None


          (5)  Non-Employee Warrants

               (A) BANKS - As of December 31, 2003, the Company granted the Banks an aggregate of 1,296,596 warrants to purchase Ordinary Shares of the Company, at an average exercise price of $6.18 per share, at terms described below:

                    WARRANTS ISSUED IN JANUARY 2001 - In January 2001, as part of the Facility Agreement described in Note 13A(6), the Banks received an aggregate of 400,000 warrants to purchase Ordinary Shares of the Company (200,000 each) at an exercise price, as amended in December 2001, of $6.20 per share. As of December 31, 2003, all of these warrants were fully vested. The warrants are exercisable for a five-year period ending January 2006.

                    In lieu of paying the exercise price in cash as described below, the Banks are entitled to exercise the warrants on a "cashless" basis, i.e. by forfeiting all or part of the warrants in exchange for ordinary shares equal to the aggregate fair market value of the shares underlying the warrants forfeited less the aggregate exercise price.

                    The cost of the warrants issued to the Banks, determined based on the fair value at the grant and amendment dates in accordance with SFAS 123, amounted to a total of $5,466. Such amount is amortized as deferred financing charges over the terms of the loans under the Facility Agreement.

                    WARRANTS GRANTED IN DECEMBER 2003 - In December 2003, as part of the amendment to the Facility Agreement described in
                    Note 13A(6), the Banks received an aggregate of 896,596 warrants to purchase Ordinary Shares of the Company (448,298 each) at an exercise price of $6.17 per share, the 15 day average closing price of the Company's Ordinary Shares prior to the date the amendment with the Banks described in Note 13A(6) was signed. As of December 31, 2003, all of the warrants are fully vested. The warrants are exercisable for a five-year period ending December 2008.

                    The cost of the warrants issued to the Banks, determined based on the fair value at the grant and amendment dates in accordance with SFAS 123, amounted to a total of $3,946. Such amount is amortized as deferred financing charges over the terms of the loans under the Facility Agreement.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 14 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (5)  NON-EMPLOYEE SHARE WARRANTS (cont.)

               (A)  BANKS (cont.)

                    WARRANTS TO BE GRANTED TO THE BANKS - In the event the Banks increase the loans available to be drawn down by the Company under the Facility Agreement, as described in Note 13A(6), the Company will issue the Banks additional five-year warrants equivalent to 30% of the amount drawn down based on the average closing price of the Company's Ordinary Shares during the 15 trading days prior to the time the Company draws down such loan. As of December 31, 2003, no warrants were issued under this commitment.

               (B) WARRANTS GRANTED TO A RELATED PARTY - In consideration for TIC's undertaking described in Note 13A(6), the Company issued IC-Tech warrants for the purchase of 58,906 of the Company's Ordinary Shares. The exercise price for the warrants is $6.17 per share, the 15-day average closing price of the Company's Ordinary Shares prior to the date the amendment with the Banks described in Note 13A(6) was signed. As of December 31, 2003, all of the warrants are fully vested. The warrants are exercisable for a five-year period ending December 2008.

                    The cost of the warrants award granted to IC-Tech, determined based on the fair value at the grant date in accordance with SFAS 123, amounted to a total of $259. Such amount was allocated to other assets as deferred financing charges to be amortized as financing expense over the terms of the loans under the Facility Agreement with the Banks.

                    In addition, in the framework of TIC's undertaking described in Note 13A(6), the Company undertook to issue additional warrants to IC-Tech as a subscription fee which will be 5% of the total amount of money invested by TIC in case the TIC's undertaking is realized in consideration for all of the unsubscribed rights that it actually purchases. The exercise price of these warrants shall be the 15-day average closing price of the Company's Ordinary Shares prior to the date of the rights offering prospectus, and they shall expire five years from their date of issuance.

               (C) OPTIONS GRANTED TO CONSULTANT - In return for services provided to the Company by a consultant in connection with obtaining certain agreements relating to Fab 2, the Company awarded the consultant with options, which were fully expired in August 2001. The cost of the options award granted to the consultant, determined based on the fair value at the relevant measurement dates in accordance with SFAS 123, amounted to $1,576. Of that amount, $524 was attributed to the technology transfer agreement with Toshiba and is being amortized in accordance with the other technology transfer costs. The remaining $1,052 was attributed to issuance of Ordinary Shares to certain Wafer Partners and was included in paid-in capital.

               (D)  WARRANTS ISSUED TO OTPP - See Note 13A(4).

               The Company utilized the Black-Scholes option pricing model to estimate fair values of options and warrants granted to non-employees, utilizing the assumptions similar to those presented in paragraph B(4) above.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 14 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (6)  PRO FORMA LOSS PER SHARE ACCORDING TO SFAS 123 AND SFAS 148

               Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for all awards made through December 31, 2003 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss per share would have been as follows:


                                                    2003             2002              2001
                                                    ----             ----              ----
PRO FORMA LOSS
Loss for the year, as reported                  $(114,261)       $ (51,402)       $ (38,522)
Less - stock-based compensation
      determined under APB-25                          27              142              283
Add - stock-based compensation determined
      under SFAS 123                               (8,437)          (7,476)          (6,209)
                                                ---------        ---------        ---------
 Pro forma loss                                 $(122,671)       $ (58,736)       $ (44,448)
                                                =========        =========        =========
PRO FORMA BASIC LOSS PER SHARE

As reported                                     $   (2.40)       $   (1.63)       $   (1.92)
                                                =========        =========        =========
Pro forma                                       $   (2.57)       $   (1.87)       $   (2.27)
                                                =========        =========        =========




     C.   TREASURY STOCK

          During 1998, the Board of Directors of the Company authorized, subject to certain conditions, the purchase of up to 1,400,000 Ordinary Shares to facilitate the exercise of employee stock options under the Company's share option plans. During 1999 and 1998, the Company funded the purchase by a trustee of 142,500 and 1,157,500, respectively, of the Company's Ordinary Shares.


     D.   DIVIDEND DISTRIBUTIONS

          According to the Facility Agreement, as amended, (Note 13A(6)), the Company undertook not to distribute any dividends prior to January 1, 2008. Any dividend distributions after that date shall be subject to provisions stipulated in such agreement.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 14 - SHAREHOLDERS' EQUITY (cont.)

     E.   SALE OF SECURITIES

          In January 2002, the Company issued on the Tel Aviv Stock Exchange, Israel NIS 110,579,800 principal amount of convertible debentures, under terms described in Note 11. Together with the convertible debentures the Company issued for no consideration an aggregate of 552,899 options (all of which expired without being exercised) and 2,211,596 Options (Series 1) exercisable into one Ordinary Share of the Company until January 20, 2006 at an exercise price of NIS 39.00 (subject to customary adjustments), linked to the Israeli Consumer Price Index (as of December 31, 2003 - NIS 40.83, $9.32). The total initial proceeds raised were $23,200, and costs related to the issuance of the securities and the prospectus in Israel were approximately $1,750. See Note 20E for the disclosure of the accounting treatment of the sale of these securities under U.S. GAAP.

     F.   RIGHTS OFFERING

          In October 2002, the Company issued in connection with a rights offering done on the Nasdaq and on the Tel-Aviv Stock Exchange in Israel 4,097,964 Ordinary Shares of the Company and 1,844,082 warrants to purchase Ordinary Shares of the Company, in consideration for an aggregate of gross proceeds of $20,490. Of these amounts, 4,086,037 Ordinary Shares and 1,838,715 warrants were issued to Wafer Partners and Equity Investors in consideration for an aggregate of $20,430. Each warrant may be exercised for the purchase of one Ordinary Share at an exercise price of $7.50 for a period ending on October 31, 2006. Costs in relation to the prospectus and the issuance of the securities were approximately $800.

     G.   PUBLIC OFFERING IN JANUARY 2004

          In January 2004, the Company completed a public offering of 11,000,000 of its Ordinary Shares. Gross proceeds received in January 2004 were $77,000, and costs in relation to the prospectus and the issuance of the securities were approximately $4,700. In addition, the Company granted the underwriters a 30-day option to purchase up to an additional 1,650,000 ordinary shares at the public offering price to cover over-allotments.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 15 - INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

     A.   SALES BY GEOGRAPHIC AREA (as percentage of total sales)

                                                 Year ended December 31,
                                                 -----------------------
                                               2003       2002       2001
                                               ----       ----       ----
United States                                   73%        62%        69%
Asia Pacific - in 2003, Taiwan; in 2002,
    primarily Japan; in 2001, primarily
    Taiwan                                      10         25         18
Europe                                          15         11         10
Israel                                           2          2          3
                                               ---        ---        ---
    Total                                      100%       100%       100%
                                               ===        ===        ===


     B. LONG-LIVED ASSETS BY GEOGRAPHIC AREA - Substantially all of the Company's long-lived assets are located in Israel.

     C.   MAJOR CUSTOMERS (as percentage of total sales)

                                               Year ended December 31,
                                               -----------------------
                                           2003          2002          2001
                                           ----          ----          ----
Customer A                                  24%           31%           30%
Customer B                                  20            --            --
Customer C                                  11            13            17
Customer D                                  --            16            --
Other customers (*)                         20            21            28

          (*) Represent sales to six different customers each of whom accounted for between 0% and 9% of sales during 2003; to five customers (2%-7%) during 2002; and to five customers (2%-8%) during 2001.


          As of December 31, 2003 and 2002, the above major customers constituted the majority of the trade accounts receivable reflected on the balance sheets.


NOTE 16 - FINANCING INCOME (EXPENSE), NET

     Financing income (expense), net consist of the following:

                                                                   Year ended December 31,
                                                                   -----------------------
                                                            2003            2002            2001
                                                            ----            ----            ----
Financial expenses (primarily bank loan interest)        $(16,073)       $(11,669)       $ (3,365)
Financial expenses in relation
    to convertible debentures                              (1,198)         (1,101)             --
Less capitalized interest - Note 6A(3)                      6,892          10,260           1,328
                                                         --------        --------        --------
                                                          (10,379)         (2,510)         (2,037)
Financing income (primarily bank deposit interest)            553             406           3,502
                                                         --------        --------        --------
Financing income (expense), net                          $ (9,826)       $ (2,104)       $  1,465
                                                         ========        ========        ========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 17 - INCOME TAXES

     A.   APPROVED ENTERPRISE STATUS

          Substantially all of the Company's existing facilities as of December 31, 2003 have been granted approved enterprise status, as provided by the Israeli Law for the Encouragement of Capital Investments - 1959 ("Investments Law") (see Note 6B).

          The tax benefits derived from approved enterprise status relate only to taxable income attributable to each approved enterprise investments programs. Pursuant to the Investments Law and the approval certificates, the Company's income attributable to its various approved enterprise investments is taxed at a rate of up to 25% through periods ending between 2003 and 2012. Taxable income attributable to Fab 2 approved program shall be tax-exempt for the first two years it arises. The portion of the Company's taxable income that is not attributable to approved enterprise investments is taxed at a rate of 36% (regular "Company Tax").

          The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the Investments Law and the regulations promulgated there under, as well as the criteria set forth in the certificates of approval. In the event of a failure by the Company to comply with these conditions, the tax benefits could be canceled, in whole or in part, and the Company would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In management's opinion, the Company has been in compliance with the conditions through the approval date of the financial statements (see Note 6B).

     B.   COMPONENTS OF DEFERRED TAX ASSET/LIABILITY

          The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:

                                                                  As of December 31,
                                                                  ------------------
                                                                2003            2002
                                                                ----            ----
DEFERRED TAX BENEFIT - CURRENT
Accrued vacation pay                                         $    695        $    582
Other                                                              62              82
                                                             --------        --------
                                                                  757             664
Valuation allowance                                              (757)           (664)
                                                             --------        --------
    Total current deferred tax benefit                           $ --           $  --
                                                             ========        ========
NET DEFERRED TAX BENEFIT - LONG-TERM
Deferred tax asset -
    Net operating loss carryforward                          $ 58,048        $ 19,094
    Research and development                                    3,748           2,759
    Liability for employee rights upon severance                  887             781
                                                             --------        --------
                                                               62,683          22,634
    Valuation allowance                                       (43,861)        (17,229)
                                                             --------        --------
                                                               18,822           5,405
Deferred tax liability - depreciation and amortization        (18,822)         (5,405)
                                                             --------        --------
       Total net long-term deferred tax benefit                $   --          $   --
                                                             ========        ========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 17 - INCOME TAXES (cont.)

     C.   EFFECTIVE INCOME TAX RATES

          The reconciliation of the statutory tax rate to the Company's effective tax rate is as follows:

                                                                   Year ended December 31,
                                                                   -----------------------
                                                               2003        2002         2001
                                                               ----        ----         ----
Israeli statutory rate                                         (36)%       (36)%       (36)%
Reduced tax rate for approved enterprise                        16          16          16
Tax benefits for which deferred taxes
    were not recorded                                           23          10          22
Permanent differences and other, net                            (3)         10          (2)
                                                               ---         ---         ---
                                                                --%         --%         --%
                                                               ===         ===         ===


     D.   NET OPERATING LOSS CARRYFORWARD

          As of December 31, 2003, the Company had net operating loss carryforwards for tax purposes of approximately $300,000, which may be carried forward for an unlimited period of time.

     E.   FINAL TAX ASSESSMENTS

          The Company possesses final tax assessments under agreement through the year 1998. In addition, the tax assessment for 1999 is deemed final.


NOTE 18 - FINANCIAL INSTRUMENTS

     A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that imposes on one entity a contractual obligation either to deliver or receive cash or another financial instrument to or from a second entity. Examples of financial instruments include cash and cash equivalents, trade accounts receivable, loans, investments, trade accounts payable, accrued expenses, options and forward contracts.

     The Company makes certain disclosures with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk, and the fair value of financial assets and liabilities.

     See Note 20C for disclosure related to the Company's derivatives financial instruments in accordance with U.S. GAAP.

     A.   HEDGING ACTIVITIES

          The Company, from time to time, enters into foreign currency derivatives to hedge its foreign currency exposure to equipment purchase commitments and other firm commitments denominated in foreign currency (primarily Japanese Yen and Euro). In that regard, the Company generally uses foreign currency forward contracts and options (zero-cost cylinder) as hedging instruments for foreign currency exposure. Accordingly, if the hedge is determined to be effective all changes in value attributed to spot rate fluctuations as well as the premium of forward contracts and the time value of options at inception are deferred until the hedged item is recognized (i.e., receipt of the equipment). The time value of options at inception is amortized on a straight-line basis.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 18 - FINANCIAL INSTRUMENTS (cont.)

     A.   HEDGING ACTIVITIES (cont.)

          In addition, the Company, from time to time, enters into agreements to hedge variable interest rate exposure on long-term loans (see Note
          10). In order to hedge the cash flow related to this exposure, the Company uses various types of derivative contracts, consisting primarily of interest rate caps, floors and collars. If the hedge is determined to be effective, the changes in the intrinsic value of the derivative contracts are deferred and recognized in results of operations as interest payments become due. The time value of options at inception is recognized in earnings on a straight-line basis. When the related debt is issued in connection with the acquisition of assets not yet placed into operations, interest costs and gains and losses on the derivative contracts are capitalized to the related asset.

          The Company does not hold or issue derivative financial instruments for non-hedging purposes.

     B.   CREDIT RISK OF FINANCIAL INSTRUMENTS, INCLUDING DERIVATIVES

          The face or contract amounts of derivatives do not represent amounts exchanged by the parties and, accordingly, are not a measure of the exposure of the Company through its use of derivatives.

          The Company is exposed to credit-related losses in respect of derivative financial instruments in a manner similar to the credit risk involved in the realization or collection of other types of assets. In management's estimation, due to the fact that derivative financial instrument transactions are entered into solely with financial institution counterparties, it is not expected that such counterparties will fail to meet their obligations. Substantially all remaining financial instruments held by the Company are due from governmental entities and, accordingly, the Company's credit risk in respect thereof is negligible.

     C.   PRESENTATION OF HEDGING ACTIVITIES IN THE FINANCIAL STATEMENTS

          (1) As of December 31, 2002, the Company had an outstanding foreign exchange agreements (options) to hedge exposure related to the purchase of machinery and equipment in an aggregate of $44,032 (as of December 31, 2003 - $0). The agreements resulted in 2003 in a gain of $2,357 of which $1,663 was capitalized to fixed assets; in 2002 -$3,062 and $2,770, respectively; in 2001 - in a loss of $4,462 from forward transactions of which $4,564 was capitalized to fixed assets.

          (2) As of December 31, 2003 and 2002, the Company had an outstanding agreements to hedge interest rate exposure on loans to be withdrawn under the Facility Agreement, the aggregate amount of which was $212,000, all of which is attributable to Fab 2. These agreements resulted in 2003 in a loss of $5,335 of which $2,547 was capitalized to property and equipment; in 2002 - a loss of $3,707 of which $3,593 was capitalized to property and equipment; in 2001 - a loss of $463 of which $344 was capitalized to property and equipment.

     D.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The estimated fair values of the Company's financial instruments, excluding the Company's agreements to hedge interest rate exposure on long-term loans, did not materially differ from their respective carrying amounts as of December 31, 2003 and 2002. The fair value of the interest rate hedging transactions as of December 31, 2003 would have resulted in an unrealized capitalizable loss of $9,920 (as of December 31, 2002 - $11,952).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 19 - RELATED PARTIES BALANCES AND TRANSACTIONS

     A.   BALANCES

                                  As of December 31,
                                  ------------------
                                  2003         2002
                                  ----         ----
Trade accounts receivable       $5,286       $  583
                                ======       ======
Current liabilities             $   23       $    6
                                ======       ======



     B.   Transactions

                                                  Year ended December 31,
                                                  -----------------------
                                              2003          2002          2001
                                              ----          ----          ----

Sales                                       $13,282       $ 3,836       $ 4,339
                                            =======       =======       =======
Management fees                             $   240       $   480
                                            =======       =======
Purchases of raw materials                  $    --       $   209       $ 2,460
                                            =======       =======       =======
Development costs - Note 5B                 $    --       $   102       $   225
                                            =======       =======       =======
Expense reimbursements paid                 $    99       $   101       $   290
                                            =======       =======       =======
Expense reimbursements received             $   282       $   177
                                            =======       =======
Royalties received - Note 13F(2)            $   225                     $   500
                                            =======                     =======
Royalties paid/payable  - Note 13F(2)       $    12                     $   300
                                            =======                     =======

     C. For commitments, contingencies and other transactions relating to Fab 2 Wafer Partner and Equity Investor agreements - see Note 13A.



NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP

     With regard to the Company's financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See G below for the presentation of the Company's balance sheets as of December 31, 2003 and 2002 in accordance with U.S. GAAP.

     A. PRESENTATION OF CASH AND SHORT-TERM AND LONG-TERM INTEREST-BEARING DEPOSITS DESIGNATED FOR INVESTMENTS RELATING TO FAB 2

          In accordance with U.S. GAAP, cash, short-term and long-term interest-bearing deposits designated for investments relating to Fab 2 should be excluded from current assets and long-term investments and presented separately as a non-current asset. Accordingly, as of December 31, 2003, $44,042 and $4,848 were reclassified, respectively, from current assets and long-term investments to a long-term asset (as of December 31, 2002 - $51,338 and $11,893, respectively).

     B.   PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEES

          Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required. Accordingly, an amount of $14,607 and $12,368 as of December 31, 2003 and 2002, respectively, was reclassified from other long-term liabilities to long-term investments.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     C.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)

          (1) In 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and the related statements and interpretations thereon (collectively, "SFAS 133"). A derivative is typically defined as an instrument whose value is derived from an underlying instrument, index or rate, has a notional amount, requires no or little initial investment and can be net settled.

               SFAS 133 requires that all derivatives be recorded in the financial statements at their fair value at the date of the financial statements. The changes in the fair value of the derivatives are charged to the statement of operations or to other comprehensive income, as appropriate in the circumstances. The Company's derivatives consist mainly of foreign currency forward transactions and options and interest rate instruments (collars).

               Prior to the adoption of SFAS 133, the Company accounted for hedging activities for U.S. GAAP purposes according to the policy described in Notes 2M and 18A. Based on the hedging activities the Company had prior to January 1, 2001, the financial statements of the Company were not materially affected by the initial adoption of SFAS 133.

          (2) The Company uses foreign exchange agreements (forward contracts and options) to hedge its foreign currency exposure in anticipated equipment purchases denominated in foreign currency. All foreign exchange agreements are with underlying terms that match or approximate the hedged transactions and thus are highly effective. The Company measures the effectiveness of the forward contracts hedges based on forward rates. The Company assesses and measures the effectiveness of the options hedge, at inception and throughout the hedge, based on total changes in cash flows. All changes in fair value are reported in other comprehensive income. The amounts accumulated in other comprehensive income are expensed to results of operations concurrent with the recognition of depreciation expenses on the equipment. As of December 31, 2003, there were not any outstanding foreign exchange agreements. For outstanding foreign exchange agreements as of December 31, 2002, see Note 18C(1).

               The Company uses interest rate collars with a knock-out feature to hedge its Libor-based variable long-term debt cash flow exposure. The knock-out feature was set above the cap level. The Company determined that the probability that the cap will be knocked-out is remote and thus expected that the hedge will be highly effective. The Company assessed and measured the effectiveness of the hedge, at inception and throughout the hedge, based on total changes in cash flows of the collar, and reported all changes in fair value in other comprehensive income. Amounts presented in other comprehensive income are reclassified to operations or capitalized to property and equipment, as applicable (see Note 2G), as interest payment become due. For outstanding contracts as of December 31, 2003 and 2002, see Note 18C(2).

          Following the commencement of operations of Fab 2 during the third quarter of 2003, $6,641 of the aggregate comprehensive loss as of June 30, 2003, which is attributable to property and equipment, is amortized on a straight-line method over five years, in corresponding to the economic useful lives of the machinery and equipment.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     C.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133) (cont.)

          (3) Complying with SFAS 133 and SFAS 138 and the related interpretations thereon with respect to the Company's hedging transactions as of December 31, 2003 would have resulted in: an increase in other long-term liabilities in the amount of $9,920; a decrease in other comprehensive loss for the year ended December 31, 2003 of $1,940 and in the accumulated other comprehensive loss component of equity as of such date in the amount of $15,897; and in a decrease of $5,947 in property and equipment, net as of December 31, 2003.


     D.   IMPLEMENTATION OF SFAS 123 AND SFAS 148

          Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for awards made through December 31, 2003 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss and loss per share would have been as follows (for further information with regard to the Company's share option plans and the assumptions for utilizing the Black-Scholes pricing model, see Note 14B(4)):


                                                               Year ended December 31,
                                                               -----------------------
                                                       2003             2002             2001
                                                       ----             ----             ----
PRO FORMA LOSS
Loss for the year, as reported according to
      U.S. GAAP (see H below)                     $(114,261)       $ (51,402)       $ (38,522)

Less - stock-based compensation determined
      under APB-25                                       27              142              283
Add - stock-based compensation
      determined under SFAS 123                      (8,437)          (7,476)          (6,209)
                                                  ---------        ---------        ---------
 Pro forma loss                                   $(122,671)       $ (58,736)       $ (44,448)
                                                  =========        =========        =========
BASIC LOSS PER SHARE
As reported according to U.S.
      GAAP (see J below)                          $   (2.45)       $   (1.63)       $   (1.92)
                                                  =========        =========        =========
Pro forma                                         $   (2.63)       $   (1.87)       $   (2.27)
                                                  =========        =========        =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     E.   SALE OF SECURITIES

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the proceeds from the sale of the securities described in Notes 11 and 14E are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment is not required. Complying with APB 14, based on the average market value of each of the securities issued in the first three days following their issuance, would have resulted in an increase in shareholders' equity in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures in the amount of $2,559. The effect of amortization of the discount on the convertible debentures under U.S. GAAP for each of the years ended December 31, 2003 and 2002 would have been immaterial.


     F. PRESENTATION OF PROCEEDS ON ACCOUNT OF SHARES IN ACCORDANCE WITH U.S. GAAP (SFAS 150)

          According to SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity", a financial instrument that embodies an unconditional obligation (as defined in that guidance), that the issuer must or may settle by issuing a variable number of its equity shares, shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on, among others, a fixed monetary amount known at inception. Accordingly, the $13,201 and $3,227 amounts which are described in detail in Notes 13A(3) and (4), respectively, and which according to Israeli GAAP are presented as "Proceeds on account of share capital", are reclassified under SFAS 150 as "Liability in respect of variable number of shares to be issued". Such presentation for the U.S. GAAP purposes is required since as of December 31, 2003, the amount of shares the Company is to issue in consideration of the aggregate of $16,428 is not determined as of such date, and is actually based on mechanisms that embodies variable number of shares.

                            TOWER SEMICONDUCTOR LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)



NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     G.   BALANCE SHEETS IN ACCORDANCE WITH U.S. GAAP


                                                                    AS OF DECEMBER 31, 2003           AS OF DECEMBER 31, 2002
                                                                    -----------------------           -----------------------
                                                        U.S.      AS PER              AS PER        AS PER                AS PER
                                                        GAAP     ISRAELI   ADJUST-    U.S.         ISRAELI    ADJUST-      U.S.
                                                       REMARK     GAAP     MENTS      GAAP          GAAP       MENTS       GAAP
                                                      -------- --------- --------  ---------     ---------  ---------  -----------
A S S E T S

   CURRENT ASSETS
     CASH AND CASH EQUIVALENTS                                 $  12,448 $         $  12,448     $   7,857  $          $     7,857
     SHORT-TERM INTEREST-BEARING DEPOSITS                             --                  --        10,500                  10,500
     CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS
      DESIGNATED FOR INVESTMENTS RELATING TO FAB 2        A       44,042   (44,042)       --        51,338    (51,338)          --
     TRADE ACCOUNTS RECEIVABLE (NET OF ALLOWANCE FOR
      DOUBTFUL ACCOUNTS OF $0 AND $155, RESPECTIVELY              11,631              11,631         7,456                   7,456
     OTHER RECEIVABLES                                            11,073              11,073        21,322                  21,322
     INVENTORIES                                                  19,382              19,382        10,201                  10,201
     OTHER CURRENT ASSETS                                          1,729               1,729         1,407                   1,407
                                                               --------- --------  ---------     ---------  ---------  -----------
        TOTAL CURRENT ASSETS                                     100,305   (44,042)   56,263       110,081    (51,338)      58,743
                                                               --------- --------  ---------     ---------  ---------  -----------
   LONG-TERM INVESTMENTS
     LONG-TERM INTEREST-BEARING DEPOSITS
      DESIGNATED FOR INVESTMENTS RELATING TO FAB 2        A        4,848   (4,848)        --        11,893    (11,893)          --
     OTHER LONG-TERM INVESTMENTS                          B        6,000   14,607     20,607         6,000     12,368       18,368
                                                               --------- --------  ---------     ---------  ---------  -----------
                                                                  10,848    9,759     20,607        17,893        475       18,368
                                                               --------- --------  ---------     ---------  ---------  -----------
   PROPERTY AND EQUIPMENT, NET                            C      568,412   (5,947)   562,465       493,074     (5,727)     487,347
                                                               --------- --------  ---------     ---------  ---------  -----------
   CASH AND SHORT-TERM AND LONG-TERM
     INTEREST-BEARING DEPOSITS DESIGNATED
     FOR INVESTMENTS RELATING TO FAB 2                    A           --   48,890     48,890            --     63,231       63,231
                                                               --------- --------  ---------     ---------  ---------  -----------
   OTHER ASSETS                                           E      108,770     (196)   108,574        95,213       (196)      95,017
                                                               ========= ========  =========     =========  =========  ===========
        TOTAL ASSETS                                           $ 788,335 $  8,464  $ 796,799     $ 716,261  $   6,445  $   722,706
                                                               ========= ========  =========     =========  =========  ===========
LIABILITIES AND
SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES
     SHORT-TERM DEBT                                           $      -- $         $      --     $   4,000  $          $     4,000
     TRADE ACCOUNTS PAYABLE                                       40,249              40,249        76,083                  76,083
     OTHER CURRENT LIABILITIES                            C        9,564               9,564         8,071        128        8,199
                                                               --------- --------  ---------     ---------  ---------  -----------
        TOTAL CURRENT LIABILITIES                                 49,813              49,813        88,154        128       88,282

   LONG-TERM DEBT                                                431,000             431,000       253,000                 253,000

   CONVERTIBLE DEBENTURES                                 E       25,783   (2,559)    23,224        24,121     (2,559)      21,562

   OTHER LONG-TERM LIABILITIES                           B, C      5,935   24,527     30,462         5,406     24,320       29,726

   LIABILITY IN RESPECT OF A VARIABLE NUMBER
     OF SHARES TO BE ISSUED                               F           --   16,428     16,428            --                      --

   LONG-TERM LIABILITY IN RESPECT
      OF CUSTOMERS' ADVANCES                                      46,347              46,347        47,246                  47,246
                                                               --------- --------  ---------     ---------  ---------  -----------
        TOTAL LIABILITIES                                        558,878   38,396    597,274       417,927     21,889      439,816
                                                               --------- --------  ---------     ---------  ---------  -----------
   SHAREHOLDERS' EQUITY
     ORDINARY SHARES, NIS 1 PAR VALUE - AUTHORIZED
      150,000,000 SHARES; ISSUED 52,996,097 AND
      44,735,532 SHARES, RESPECTIVELY                             13,150              13,150        11,294                  11,294
     ADDITIONAL PAID-IN CAPITAL                           E      427,881    2,363    430,244       400,808      2,363      403,171
     SHAREHOLDER RECEIVABLES AND UNEARNED COMPENSATION               (26)                (26)          (53)                    (53)
     PROCEEDS ON ACCOUNT OF SHARE CAPITAL                 F       16,428   (16,428)       --            --                      --
     ACCUMULATED OTHER COMPREHENSIVE LOSS                 C           --   (15,897)  (15,897)           --    (17,837)     (17,837)
     ACCUMULATED DEFICIT                                  H      (218,904)     30    (218,874)     (104,643)       30     (104,613)
                                                               --------- --------  ---------     ---------  ---------  -----------
                                                                 238,529   (29,932)  208,597       307,406    (15,444)     291,962
     TREASURY STOCK, AT COST - 1,300,000 SHARES                   (9,072)             (9,072)       (9,072)                 (9,072)
                                                               --------- --------  ---------     ---------  ---------  -----------
        TOTAL SHAREHOLDERS' EQUITY                               229,457   (29,932)  199,525       298,334    (15,444)     282,890
                                                               ========= ========  =========     =========  =========  ===========
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUIT              $ 788,335 $  8,464  $ 796,799     $ 716,261  $   6,445  $   722,706
                                                               ========= ========  =========     =========  =========  ===========



                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     H.   STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

          Complying with SFAS 133 and SFAS 138 would not have affected the results of operations for the years ended December 31, 2003 and 2002. The effect on the results of operations for the year ended December 31, 2001 as a result of complying with SFAS 133 and SFAS 138 would be additional financing income (and a reduction of the loss) in the amount of $30. Accordingly, the Company's loss for the year ended December 31, 2001 would have been $38,492.

     I.   COMPREHENSIVE INCOME IN ACCORDANCE WITH U.S. GAAP (SFAS 130)

          Comprehensive income (loss) represents the change in shareholder's equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that under U.S. GAAP are included in comprehensive income but excluded from net income. Following are statements of comprehensive loss in accordance with U.S.
          GAAP:


                                                                    Year Ended December 31,
                                                                    -----------------------
                                                            2003             2002             2001
                                                            ----             ----             ----
Loss for the year according to U.S. GAAP                $(114,261)       $ (51,402)       $ (38,492)

Other comprehensive loss:

    Realized gain on securities
       arising during the year                                 --               --           (9,550)
    Adjustment of unrealized gain
       on securities arising during previous year              --               --           (3,013)
    Amortization of unrealized
       losses on derivatives                                  664               --               --
    Unrealized gains (losses) on derivatives                1,276           (9,638)          (8,199)
                                                        ---------        ---------        ---------
Net comprehensive loss for the year                     $(112,321)       $ (61,040)       $ (59,254)
                                                        =========        =========        =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     J.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

          In accordance with U.S. GAAP (SFAS 128, including the implementation of SFAS 133 and SFAS 138 as described above), the basic and diluted loss per share would be:


                                            Year Ended December 31,
                                            -----------------------
                                  2003               2002               2001
                                  ----               ----               ----
 Basic loss per share          $   (2.45)         $   (1.63)         $   (1.95)
                               =========          =========          =========
 Diluted loss per share        $   (2.45)         $   (1.63)         $   (1.95)
                               =========          =========          =========




          The following tables provide a reconciliation of the numerators and denominators of the basic and diluted per share computations for 2003, 2002 and 2001 in accordance with U.S. GAAP. The loss per share for each year presented according to U.S. GAAP may differ from the corresponding amount under Israeli GAAP due to different methods for determining the weighted average number of ordinary shares outstanding and the loss used to compute loss per share. According to Israeli GAAP, the weighted average number of ordinary shares outstanding for each year presented include retroactive effect from the beginning of each year of shares issued upon exercise of share options and warrants ("Exercise") and upon conversion of convertible debentures ("Conversion"), outstanding at the beginning of each year and giving effect to shares issuable from probable Exercise and from probable Conversion. IL GAAP further provide that loss per ordinary share is to be calculated based on loss for the year with the inclusion of imputed interest income on the exercise price of options and warrants exercised or of probable Exercise, and of financial expenses in relation to converted debentures or on probable Conversion. According to U.S. GAAP, the amount of shares underlying the options, warrants and convertible debentures is accounted for according to the treasury method, regardless of the probability of the exercise of the options and warrants or the conversion into shares of the convertible debentures. According to Israeli GAAP, the loss to compute loss per share may include imputed interest income on the exercise price of options and warrants exercised during the year and of probable Exercise and probable Conversion, an inclusion which is not required by U.S. GAAP.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     J.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128) (cont.)


          RECONCILIATION FOR 2003:


                                                         Year ended December 31, 2003
                                                         ----------------------------
                                                                    Shares
                                                   Loss         (in thousands)    Per-share
Basic Loss Per Share                            (Numerator)     (Denominator)      Amount
--------------------                            -----------     -------------      ------
Loss available to ordinary shareholders         $(114,261)          46,710       $  (2.45)
                                                                                 ========
EFFECT OF DILUTIVE SECURITIES
Convertible debentures                                 --               --
Options and warrants                                   --               --
                                                ---------           ------
DILUTED LOSS PER SHARE
Loss available to ordinary
   shareholders after assumed conversions       $(114,261)          46,710       $  (2.45)
                                                =========           ======       ========



          Options and warrants to purchase 14,003,621 Ordinary Shares at an average exercise price of $7.87 per share were outstanding as of December 31, 2003 but were not included in the computation of diluted loss per share because their effect was anti-dilutive. The options and warrants, which as of December 31, 2003 expire between April 2005 and December 2013 (weighted average remaining contractual life of 5.02 years), were still outstanding as of such date. Convertible debentures, convertible into 2,697,068 Ordinary Shares, were outstanding as of December 31, 2003 but were not included in the computation of diluted loss per share since their effect is anti-dilutive. The convertible debentures may be converted until December 31, 2008 into Ordinary Shares.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     J.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128) (cont.)

          RECONCILIATION FOR 2002:


                                                        Year ended December 31, 2002
                                                        ----------------------------
                                                                  Shares
                                                   Loss        (in thousands)     Per-share
                                               (Numerator)     (Denominator)       Amount
                                               -----------     -------------       ------
BASIC LOSS PER SHARE
Loss available to ordinary shareholders         $(51,402)         31,523       $  (1.63)
                                                                               ========
EFFECT OF DILUTIVE SECURITIES
Convertible debentures                                --              --
Options and warrants                                  --              --
                                                --------          ------
DILUTED LOSS PER SHARE
Loss available to ordinary
   shareholders after assumed conversions       $(51,402)         31,523       $  (1.63)
                                                ========          ======       ========



          Options and warrants to purchase 10,053,578 Ordinary Shares at an average exercise price of $9.12 per share were outstanding as of December 31, 2002 but were not included in the computation of diluted loss per share because their effect was anti-dilutive. The options and warrants, which as of December 31, 2002 expire between April 2005 and December 2012 (weighted average remaining contractual life of 4.9 years), were still outstanding as of such date. Convertible debentures, convertible into 2,697,068 Ordinary Shares, were outstanding as of December 31, 2002 but were not included in the computation of diluted loss per share since their effect is anti-dilutive. The convertible debentures may be converted until December 31, 2008 into Ordinary Shares.

          RECONCILIATION FOR 2001:


                                                        Year ended December 31, 2001
                                                        ----------------------------
                                                                 Shares
                                                 Loss         (in thousands)    Per-share
                                              (Numerator)      (Denominator)     Amount
                                              -----------      -------------     ------
BASIC LOSS PER SHARE
Loss available to ordinary shareholders        $(38,492)         19,724       $  (1.95)
                                                                              ========
EFFECT OF DILUTIVE SECURITIES
Options and warrants                                 --              --
                                               --------          ------
DILUTED LOSS PER SHARE
Loss available to ordinary
  Shareholders after assumed conversions       $(38,492)         19,724       $  (1.95)
                                               ========          ======       ========

          Options and warrants to purchase 4,117,770 Ordinary Shares at an average exercise price of $11.39 per share were outstanding as of December 31, 2001 but were not included in the computation of diluted loss per share because their effect was anti-dilutive. The options and warrants, which as of December 31, 2001 expire between April 2005 and December 2011 (weighted average remaining contractual life of 6.84 years), were still outstanding as of such date.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   TOWER SEMICONDUCTOR LTD.



Date:  February 2, 2004                             By: /s/ Tamar Cohen
                                                    -------------------
                                                    Tamar Cohen
                                                    Corporate Secretary &
                                                    General Counsel

                                                                    EXHIBIT 23.1



                          INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in the Registration Statements of Tower Semiconductor Ltd. (the "Company"), on Form F-3 (Nos. 333-85090, 333-108896 and 333-110486) and Form S-8 (Nos. 33-80947, 333-06482, 333-11720,
333-83204 and 333-107943), of our report dated February 2, 2004, relating to the consolidated financial statements of the Company, appearing in the Company's Report on Form 6-K for the month of February 2004 (No. 2) , and to the reference to us under the heading "Experts" in any prospectus included in such Registration Statements.






Brightman Almagor & Co.
Certified Public Accountants

Tel Aviv, Israel
February 2, 2004